ANNUAL REPORT 2001



Guaranty
FINANCIAL CORPORATION

For Year Ending December 31, 2001

FINANCIAL HIGHLIGHTS

(Dollars in thousands, except per share data, ratios and shares outstanding)

	Year Ended December 31,				
	2001	2000	1999	1998	1997
Per share data:					
Net income (1)	$ 0.26	$ 0.31	$ –	$ 0.68	$ 0.61
Cash dividends	–	0.12	0.24	0.24	0.12
Book value	8.20	7.67	7.27	8.36	7.90
Shares outstanding	1,961,727	1,961,727	1,961,727	1,501,727	1,501,383
Total assets	$ 225,166	$ 254,055	$ 259,339	$ 217,020	$ 130,708
Loans, net	177,579	201,649	205,399	162,369	99,675
Nonperforming assets	951	1,539	2,153	2,174	1,501
Deposits	200,632	217,044	199,595	172,805	112,947
Stockholders' equity	16,080	15,038	14,267	12,554	11,860
Net interest income	7,886	9,780	$ 7,733	$ 5,651	$ 3,482
Loan loss provision	333	1,505	486	184	122
Noninterest income	2,390	1,440	125	1,966	1,867
Noninterest expense	9,157	8,795	7,365	5,793	3,843
Net income	518	607	4	1,016	898
Return on average assets	0.21%	0.23%	0.00%	0.58%	0.71%
Return on average equity	3.19%	3.94%	0.00%	8.32%	9.11%

(1) Based on weighted average number of shares and reflects basic and diluted earnings per share.

LETTER TO SHAREHOLDERS

Dear Shareholders:

In many respects, 2001 was a watershed year for Guaranty. While in a state of organizational transition, we embraced new leadership, took substantial steps to reposition the Company, successfully faced an uncertain economy, and met the challenge of unprecedented decline in interest rates. By year's end, much was accomplished and the stage was set for greater success in 2002.

Efforts to reshape Guaranty into a high performing community-based financial services firm were greatly accelerated through the hiring of a new President and Chief Executive Officer, and the addition of highly experienced bankers in key business line management positions. In conjunction with the Board of Directors, your Management Team is committed to taking Guaranty to high levels of financial performance by delivering exceptional customer service.

Our vision for the future is to establish Guaranty as the financial service provider of choice in our markets and business lines by providing unparalleled customer service and an exceptional work environment for our employees. We have updated our mission statement to reflect this goal:

To deliver high quality financial services which aid local individuals and businesses in achieving their dreams and aspirations, and in so doing contribute to the welfare of our communities, provide a rewarding work environment for our employees, and earn a superior return for our shareholders.

To this end, principal among our accomplishments in 2001 were the following:

◇ Quarter-to-quarter profitability, despite numerous one-time repositioning expenses and the impact of record interest rate declines, closing the year with fourth quarter and full year net income of $305,000 and $518,000, respectively
◇ Growth in low cost deposits of $12.9 million
◇ Reduced dependency on higher cost certificates of deposit
◇ Increased non-interest income resulting from over $70 million in mortgage loan closings and higher-than-expected investment sales
◇ Improved quality in our loan portfolio and a loan loss reserve above peer average at 1.47%
◇ Sale of the Wellsley Branch in Richmond, allowing full management attention and commitment of resources to our core markets of Charlottesville, Albemarle County, Fluvanna County, and Harrisonburg
◇ Migration to an improved business model for Mortgage Banking, eliminating mortgage serving rights valuation volatility, while providing an expanded product line, enhanced processing, reduced interest rate risks, and increased profitability
◇ Revised pricing strategy for interest bearing deposit accounts, resulting in lower interest expense
◇ Right-sized staffing levels in several departments to improve efficiency and reduce costs
◇ Hired experienced business line managers for Commercial Banking, Mortgage Banking, Real Estate Finance, and Retail Banking.



William E. Doyle, Jr., President & Chief Executive Officer and Douglas E. Caton, Chairman of the Board

Our repositioning will continue during 2002, building upon the strong foundation that we have put in place during 2001, and enabling us to grow profitably.

The Bank is organized along four (4) primary business lines, each serving customers in our geographical markets. Following below is a brief profile of each business line and the administrative functions supporting the Company.

Retail Banking

Rod Gentry, Vice President & Retail Banking Manager, brings to his new responsibilities a wealth of retail banking experience and a firsthand knowledge of his hometown, Charlottesville. Under his leadership, Guaranty's branches will serve consumers and businesses alike with high touch, personal service. We are evaluating every aspect of retail banking delivery, including products, hours of operation, locations, staffing, facilities design, training, and technology, to ensure we are well positioned to deliver on our customer service mission. Principal among our retail banking objectives is to increase low cost deposits and loans from consumers and small businesses residing in our branch trade areas. Under Retail Banking we conduct our investment sales/financial planning business, providing informed investment advice to a growing customer base. Over time, we expect this to become an increasingly important source of non-interest income.

Commercial Banking

John Young, Vice President & Commercial Banking Manager, leads an experienced team of commercial bankers handling a diverse portfolio of customer relationships. John's extensive background in commercial banking has prepared him well to move Guaranty's business bankers to the forefront among our competitors. Providing loans and treasury management services to locally owned small to mid-sized companies is where we shine. Going forward, we expect Commercial Banking to be a source of significant growth in loans and low cost deposits.

Real Estate Finance

David Clelland, Vice President & Real Estate Finance Manager, has been actively engaged in real estate lending to builders and developers throughout his lengthy career. The local markets we serve are growing, which requires capital for real estate development. Our experienced team works with the area's best builders to provide lot and construction financing. On a selective basis, we finance the development of small subdivisions for especially experienced developers and finance commercial properties for knowledgeable investors. Real estate is an economic driver in our local markets and we are well positioned to benefit from this growing segment of the economy, a source of new loan and relationship opportunities for Guaranty.

Mortgage Banking

Susan Wood, Vice President & Mortgage Banking Manager, has been an active retail banker and mortgage lender in Charlottesville for many years. Her team of experienced loan officers and seasoned operations staff is well equipped to meet the home financing needs of our customers. As a former savings and loan, Guaranty is well recognized as a local leader in mortgage lending, a heritage we expect to build upon going forward. Our newly implemented business model offers a highly competitive product line to serve the first time homebuyer as well as those trading up to a larger residence. Streamlined processing from application to closing, competitive products and rates, and experienced mortgage lending professionals combine to position Guaranty as a market leader. Mortgage Banking is an important source of new customer relationships and non-interest income that we expect to emphasize in the future.

Administration

Our business line associates are effectively supported by three (3) primary staff functions within the Company. Credit Administration is led by Rick Saunders, Senior Vice President & Chief Credit Officer, an experienced and knowledgeable professional with 20+ years of hands-on lending experience in Charlottesville. Rick and his team work in a collaborative relationship with our lenders to provide the best financing solutions to meet our customers' individual requirements. Our Vice President & Director of Marketing, Sean McCusty, supports the advertising and promotional needs of the Company and each of the business lines. Working closely with each business line manager, specific plans are developed to attract, retain, and expand customer relationships. Tom Crump, Senior Vice President & CFO, heads up our Finance and Administration area, which includes Finance, Accounting, Human Resources, Information Technology, and Operations. Each of these critical areas supports our line bankers and customers each and every day.

Looking to the Future

We are pleased with our progress, but certainly not yet satisfied with our financial results. As we look to the future, the view is exciting:

- Our primary markets are healthy and growing.
- We've implemented business models and practices designed to effectively manage risks and grow profits.
- Our management team is strengthened and keenly focused on specific goals and objectives that create shareholder value.
- We have improved our prospects for becoming a high performing community-based financial services company.

We have set high expectations for ourselves, individually and collectively, and together we believe that Guaranty will become that special place in our local markets where people wish to work and conduct their banking. The Board of Directors, the Management Team, and the employees of our Company appreciate your continuing support and commitment to Guaranty's bright future.

Sincerely,

Douglas E. Caton

Douglas E. Caton
Chairman of the Board

William E. Doyle Jr.
President & Chief Executive Officer

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following commentary discusses major components of the business of Guaranty Financial Corporation (Guaranty) and presents an overview of its consolidated financial position and results of operations at December 31, 2001 and 2000, and for the years ended December 31, 2001, 2000 and 1999. This discussion should be reviewed in conjunction with the consolidated financial statements and accompanying notes and other statistical information presented elsewhere in this annual report.

Overview

Guaranty is headquartered in Charlottesville, Virginia and conducts almost all of its operations through its subsidiary, Guaranty Bank. Guaranty Bank is a community bank serving the Charlottesville and Harrisonburg markets. Guaranty Bank operates eight branch locations, seven of which are in the Charlottesville market. A branch location in the suburban Richmond market, which opened in 1999, was operated for approximately seven months in 2001 prior to its sale to another community bank.

The past year has been a period of significant change for Guaranty. Externally, the financial markets experienced eleven reductions in the Federal Reserve's discount rate totaling 475 basis points. Such reductions were unprecedented in the history of Guaranty and have negatively impacted short term profitability due to the short term asset sensitivity of Guaranty's balance sheet. The net interest margin was compressed throughout 2001 as interest rates on earning assets fell faster than the corresponding decrease in interest rates on deposits. Internally, Guaranty initiated a plan to reposition the company in response to prior regulatory criticisms while modifying business practices to react to falling interest rates and uncertain credit conditions. A new President and Chief Executive Officer was hired in May 2001 to lead the effort to reposition Guaranty to become a high performing community banking company. Initially, management has focused on initiatives and opportunities that will improve earnings. Among these are enhancing our mortgage banking business model, gathering a larger market share of low cost deposits, strengthening our management team, and managing targeted loan growth in the commercial and real estate market segments. In light of uncertain economic conditions, significant emphasis has been placed on managing the loan portfolio to maintain a high level of asset quality while supporting customer needs.

In October 2000, Guaranty and its subsidiary, Guaranty Bank (the Bank), entered into a written agreement with the Federal Reserve Bank of Richmond and the Bureau of Financial Institutions with respect to various operating policies and procedures. As a result of the agreement, the Bank revised its asset/liability management, liquidity, risk management, loan administration and capital adequacy policies. Guaranty has made significant strides in addressing all of the issues raised in the agreement. As a condition of the agreement, both Guaranty and the Bank are restricted from paying or declaring dividends without prior regulatory approval. Guaranty has suspended dividends to its common shareholders. Guaranty is also prohibited from incurring any debt at the holding company level. Guaranty does not have sufficient resources to make interest payments on its subordinated debentures held by Guaranty Capital Trust I unless the regulators approve dividend payments by the Bank to Guaranty. Thus far, state and federal regulators have approved dividend payments from the Bank to Guaranty sufficient to make such interest payments. All interest payments have been made on a timely basis. No other terms of the agreement are expected to restrict Guaranty's operating plans for 2002.

Guaranty's 2001 financial performance reflected a reduction in net earnings and a planned reduction in total assets. The net result increased regulatory capital ratios for both Guaranty and the Bank. This planned reduction in total assets is indicative of Guaranty's emphasis changing from aggressive growth to prudent management.

Net Income

Net income for the year ended December 31, 2001, was \$518,000 (\$.26 per diluted share), a \$99,000 decrease from the net income reported for the prior year. Decreased net income was due to a reduction in net interest income caused by the impact of declining interest rates on a short term asset sensitive balance sheet. Increases in operating expenses primarily related to severance expenses arising from management changes also negatively impacted net income for 2001. These changes more than offset increased mortgage banking income and a reduction in the provision for possible loan losses.

Net income for the year ended December 31, 2000, was \$607,000 or \$.31 per diluted share. These earnings, an increase over 1999 earnings, were the result of increased net interest income and deposit fees, which exceeded increases in operating expenses and additional provisions for possible loan losses. Additionally, net income in 2000 was not impacted by the losses on the sale of investments, which negatively impacted the 1999 earnings.

Net income for the year ended December 31, 1999 was $4,400, a 99.5% decrease when compared to 1998 earnings of $1.0 million ($.68 per diluted share). These decreased earnings were primarily a result of the sale of approximately $13.0 million in long-term corporate bonds that resulted in a net after tax loss of $857,000. This action was taken to reduce market rate risk in Guaranty's balance sheet and improve net interest margin in the future. Also, during 1999, Guaranty increased its loan loss provision by approximately $300,000.

Net Interest Income

Net interest income is the major component of Guaranty's earnings and is equal to the amount by which interest income exceeds interest expense. Earning assets consist primarily of loans and securities, while deposits and borrowings represent the major portion of interest bearing liabilities. Changes in the volume and mix of assets and liabilities, as well as changes in the yields and rates paid, determine changes in net interest income. The net interest margin is calculated by dividing net interest income by average earning assets.

Net interest income was $7.9 million for the year ended December 31, 2001, a 19.4% decrease from $9.8 million in net interest income for the prior year. The net interest margin for the year ended December 31, 2001, was 3.51%, a 48 basis point decline from 3.99% in the prior year. The net interest margin was compressed throughout 2001 as interest rates on earning assets fell faster than the corresponding decrease in interest rates paid on deposits. During the past year, the yield on the loan portfolio fell by 125 basis points while the cost of interest bearing deposits declined by 62 basis points. This difference is due to the impact of loans with interest rates tied to the prime rate repricing immediately with each rate reduction. In contrast, certificates of deposit are generally issued with maturities of twelve months and the interest rate paid usually does not adjust until maturity. Net interest income was also negatively impacted by a reduction in average loans outstanding to $189.1 million in 2001 from $213.4 million during the prior year. If there are additional prime rate decreases in 2002, the net interest margin will be negatively impacted as the yield on interest earning assets will generally fall faster than the cost of interest bearing liabilities. Guaranty's net interest margin will be positively impacted by stable or rising rates in 2002.

Net interest income was $9.8 million for the year ended December 31, 2000, 26.5% greater than the $7.7 million reported for the year ended December 31, 1999. The improvement in net interest income reflects higher loan and investment yields, higher average balances and an increasing gap between the amount of earning assets and the amount of interest bearing liabilities. The net interest margin increased due to Guaranty shifting its asset base into both commercial and consumer loans and away from more conservatively priced residential mortgage loans. The net interest margin for the year ended December 31, 2000, increased by 56 basis points to 3.99% as compared to the prior year end. The increase was due to a 97 basis point increase in the yield on earning assets, which exceeded the 54 basis point increase in the cost of interest bearing liabilities.

Net interest income was $7.7 million for the year ended December 31, 1999, 36.8% greater than the $5.7 million reported for the year ended December 31, 1998. This improvement in the net interest income was primarily due to an increase in the volume of prime based residential construction lending including builder lines of credit, commercial loan increases, and an increase in income from securities held for sale, coupled with the decline in the average cost of interest bearing liabilities. Average loans increased 40.4% for the year ended December 31, 1999. The interest income from investments increased 53.0% during the year ended December 31, 1999. Net interest margin decreased 30 basis points to 3.43% at December 31, 1999, which was caused by a reduction in the average yield on loans, and fee income associated with commercial and construction lending. The average cost of interest bearing deposits declined from 4.87% in 1998 to 4.60% in 1999. The cost of average total interest bearing liabilities during the year ended December 31, 1999 declined from 5.18% in 1998 to 4.87% in 1999.

The following table sets forth average balances of total interest earning assets and total interest bearing liabilities for the periods indicated, showing the average distribution of assets, liabilities, stockholders' equity and the related income, expense and corresponding weighted average yields and costs.

	Year Ended December 31,								
	2001			2000			1999		
	Average Balance	Interest Income/ Expense	Average Yield/ Rate	Average Balance	Interest Income/ Expense	Average Yield/ Rate	Average Balance	Interest Income/ Expense	Average Yield/ Rate
(Dollars in thousands)									
Assets									
Interest earning assets:									
Securities	$ 28,303	$ 1,855	6.55%	$ 25,065	$ 1,786	7.13%	$ 32,278	$ 2,157	6.68%
Loans	189,135	15,451	8.17%	213,353	20,103	9.42%	184,340	15,765	8.55%
Interest bearing deposits in other banks	7,381	336	4.55%	6,668	469	7.03%	8,928	450	5.04%
Total interest-earning assets/ total interest income	224,819	17,642	7.85%	245,086	22,358	9.12%	225,546	18,372	8.15%
Noninterest earning assets:									
Cash and due from banks	8,134			6,599			5,484		
Premises and equipment	9,245			9,454			8,399		
Other assets	4,504			4,876			5,256		
Less allowance for loan losses	(2,523)			(1,798)			(1,122)		
Total noninterest earning assets	19,360			19,131			18,017		
Total Assets	$244,179			$264,217			$243,563		
Liabilities and Stockholders' Equity									
Interest bearing liabilities:									
Interest bearing deposits:									
Demand accounts	$ 23,344	243	1.04%	$ 20,151	328	1.63%	$ 21,528	388	1.80%
MMDA accounts	21,170	674	3.18%	21,883	1,000	4.57%	23,378	1,183	5.06%
Savings	11,643	195	1.67%	10,922	245	2.24%	10,968	253	2.31%
Certificates of deposit	139,438	7,821	5.61%	149,787	8,949	5.97%	126,015	6,541	5.19%
Total interest bearing deposits	195,595	8,933	4.57%	202,743	10,522	5.19%	181,889	8,365	4.60%
FHLB advances and other borrowings	10,621	718	6.76%	28,791	1,950	6.77%	34,955	1,969	5.63%
Bonds payable	739	105	14.21%	881	105	11.92%	1,468	305	20.78%
Total interest bearing liabilities/total interest expense	206,955	9,756	4.71%	232,415	12,577	5.41%	218,312	10,639	4.87%
Noninterest bearing liabilities:									
Demand deposits	18,755			14,409			10,232		
Other liabilities	2,259			1,991			3,583		
Total liabilities	227,969			248,815			232,127		
Stockholders' equity	16,210			15,402			11,436		
Total liabilities and Stockholders' equity	$244,179			$264,217			$243,563		
Interest spread (1)			3.13%			3.71%			3.28%
Net interest income/net interest margin (2)		$7,886	3.51%		$ 9,781	3.99%		$7,733	3.43%

(1) Interest spread is the average yield earned on earning assets, less the average rate incurred on interest bearing liabilities.

(2) Net interest margin is net interest income, expressed as a percentage of average earning assets.

The following table describes the impact on Guaranty's interest income resulting from changes in average balances and average rates for the periods indicated. The change in interest due to both volume and rate has been allocated to volume and rate changes in proportion to the relationship of the absolute dollar amounts of the change in each.

	Year Ended December 31, 2001 compared to Year Ended December 31, 2000 Change Due To:			Year Ended December 31, 2000 compared to Year Ended December 31, 1999 Change Due To:		
(Dollars in Thousands)	Rate	Volume	Increase (Decrease)	Rate	Volume	Increase (Decrease)
Interest income:						
Securities	$ (143)	$ 212	$ (69)	$ 145	$ (516)	$(371)
Loans	(2,674)	(1,978)	(4,652)	1,604	2,734	4,338
Interest bearing deposits in other banks	(165)	32	(133)	178	(159)	19
Total interest income	(2,982)	(1,734)	(4,716)	1,927	2,059	3,986
Interest expense:						
Interest bearing deposits:						
Demand accounts	(118)	33	(85)	(38)	(22)	(60)
MMDA accounts	(303)	(23)	(326)	(115)	(68)	(183)
Savings	(62)	12	(50)	(8)	–	(8)
Certificates of deposit	(549)	(580)	(1,129)	983	1,425	2,408
Total interest bearing deposits	(1,032)	(558)	(1,590)	822	1,335	2,157
FHLB advances and other	(298)	(934)	(1,232)	398	(417)	(19)
Bonds payable	18	(18)	–	(130)	(70)	(200)
Total interest expense	(1,312)	(1,510)	(2,822)	1,090	848	1,938
Net interest income	$(1,670)	$ (224)	$(1,894)	$ 837	$1,211	$2,048

Interest Sensitivity

An important element of both earnings performance and liquidity is the management of the interest sensitivity gap. The interest sensitivity gap is the difference between interest-sensitive assets and interest-sensitive liabilities maturing or repricing within a specific time interval. The gap can be managed by repricing assets or liabilities, by selling investments, by replacing an asset or liability prior to maturity, or by adjusting the interest rate during the life of an asset or liability. Matching the amounts of assets and liabilities repricing in the same time interval helps to hedge the risk and minimize the impact on net income of changes in market interest rates. Guaranty evaluates interest rate risk and then formulates guidelines regarding asset generation and pricing, funding sources and pricing, and off-balance sheet commitments in order to decrease sensitivity risk. These guidelines are based upon management's outlook regarding future interest rate movements, the state of the regional and national economy, and other financial and business risk factors.

At December 31, 2001, Guaranty had $38.8 million more liabilities than assets that reprice within one year and therefore was in a one year liability-sensitive position. A liability-sensitive position or a negative gap will tend to positively impact net earnings in a period of falling interest rates and negatively impact net earnings in a period of rising interest rates. This liability-sensitive position is the result of investments in securities with a maturity of over five years coupled with fixed rate borrowing and certificates of deposit reaching maturity in one year or less and short term borrowings used to fund loans also maturing in one year or less. However, with respect to shorter time periods such as three months or less, Guaranty is in an asset-sensitive position. In times of declining short term interest rates as reflected by the Federal Reserve discount rate, Guaranty's net earnings will be negatively impacted as reflected by the reductions in net interest income for the year ended December 31, 2001. To decrease the gap between interest-sensitive assets and liabilities, Guaranty is attempting to shift its deposit mix to include a higher percentage of demand accounts and a lower percentage of certificates of deposit.

Guaranty has an Asset/Liability Committee ("ALCO"), which meets regularly to discuss deposit pricing, changes in borrowed money, investment and trading activity, loan sale activity, liquidity levels and the overall interest sensitivity. The actions of this committee are reported to the Board of Directors monthly. The daily monitoring of interest rate risk, investment and trading activity, along with any other significant transactions are managed by the President with input from other ALCO members.

The following table presents the amounts of Guaranty's interest sensitive assets and liabilities that mature or reprice in the periods indicated.

	December 31, 2001 Maturing or Repricing In:			
	3 Months or less	4-12 Months	1-5 Years	Over 5 Years
(Dollars in thousands)				
Interest-sensitive assets:				
Loans	$ 73,502	$ 22,720	$ 50,468	$ 33,334
Investments and mortgage-backed securities (1)	19	35	360	21,756
Deposits at other institutions	3,230	–	–	–
Total interest-sensitive assets	76,751	22,755	50,828	55,090
Cumulative interest-sensitive assets	76,751	99,506	150,334	205,424
Interest-sensitive liabilities:				
NOW accounts (2)	–	–	–	24,561
Money market deposit accounts	22,394	–	–	–
Savings accounts	12,991	–	–	–
Certificates of deposit	33,956	67,962	15,750	8
Borrowed money	1,000	–	–	–
Convertible preferred securities	–	–	–	6,013
Bonds payable	17	31	96	486
Total interest-sensitive liabilities	70,358	67,993	15,846	31,068
Cumulative interest-sensitive liabilities	$ 70,358	$138,351	$154,197	$185,265
Period gap	$ 6,393	$ (45,238)	$ 34,982	$ 24,022
Cumulative gap	6,393	(38,845)	(3,863)	20,159
Ratio of cumulative interest-sensitive assets to interest-sensitive liabilities	109.09%	71.92%	97.49%	110.88%
Ratio of cumulative gap to total assets	2.84%	(17.25%)	(1.72%)	8.95%

(1) Amounts include Federal Home Loan Bank stock.

(2) Guaranty has found that NOW accounts are generally not sensitive to changes in interest rates and therefore has placed such deposits in the "over 5 years" category.

Of Guaranty's commercial and construction loans with a maturity of more than one year, approximately $3.6 million have fixed interest rates and $2.5 million have variable interest rates.

Investments

Total investment securities increased 13.7% to $23.5 million at December 31, 2001, from $20.7 million at December 31, 2000. In the available for sale classification, Guaranty decreased its investment in corporate bonds from $17.5 million to $12.6 million during the past year. In addition, Guaranty increased its investment in medium term U.S. Government agency obligations by $8.0 million. These changes resulted from management's efforts to reduce market rate risk in Guaranty's balance sheet.

The following table shows the amortized cost and fair market value of investment securities at the dates indicated.

	December 31, 2001		2000		1999	
	Cost	Market	Cost	Market	Cost	Market
(Dollars in thousands)						
Held-to-maturity						
Mortgage-backed securities	$ 720	$ 768	$ 950	$ 970	$ 1,086	$ 1,103
Other	250	250	250	250	250	250
Total held-to-maturity	970	1,018	1,200	1,220	1,336	1,353
Available for sale						
Corporate bonds	13,620	12,597	19,354	17,508	19,416	17,097
U.S. Government Agency Obligations	8,000	7,970	–	–	–	–
Mortgage-backed securities	–	–	–	–	4,898	4,780
Total available for sale	21,620	20,567	19,354	17,508	24,314	21,877
Other						
Federal Reserve Bank & Other Stocks	422	422	422	422	320	320
Federal Home Loan Bank Stock	1,550	1,550	1,550	1,550	1,500	1,500
Total	$24,562	$23,557	$22,526	$20,700	$27,470	$25,050

The following table sets forth the composition of Guaranty's investment portfolio at the dates indicated.

	December 31, 2001		2000		1999	
	Book Value	% of Total	Book Value	% of Total	Book Value	% of Total
(Dollars in thousands)						
Investment securities:						
FHLMC mortgage-backed securities	$ 720	3.06%	$ 950	4.59%	$ 1,086	4.34%
FNMA mortgage-backed securities	–	–	–	–	4,781	19.10
Corporate bonds	12,597	53.58	17,508	84.66	17,096	68.29
Treasury and agency notes	8,220	34.97	250	1.21	250	1.00
FHLB stock	1,550	6.59	1,550	7.50	1,500	5.99
Other	422	1.80	422	2.04	320	1.28
Total Investment securities	$23,509	100.00%	$20,680	100.00%	$25,033	100.00%

The following table indicates the increased return experienced by Guaranty by lengthening the maturity of its investment portfolio. Securities with maturities greater than ten years total $10.6 million and have an average yield greater than 7.30%. The investment portfolio is initially managed for proper matching with interest rate risk guidelines and then for investment performance.

Maturity Distribution and Yields of Investment Securities
December 31, 2001

	Due in 1 year or less		Due after 1 year through 5 years		Due after 5 years through 10 years		Due after 10 years		Total	
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
(Dollars in thousands)										
Securities held for investment:										
U.S. Government securities	$ –	–	$ 250	4.07%	$ –	–	$ –	–	$ 250	4.07%
Mortgage backed securities	55	8.22%	110	8.51%	201	8.51%	355	8.52%	720	8.49%
Total	55	8.22%	360	5.42%	201	8.51%	355	8.52%	970	7.35%
Securities held for sale (1):										
U.S. Government securities	–	–	–	–	7,969	5.07%	–	–	7,969	5.07%
Corporate securities	–	–	–	–	2,400	6.23%	10,197	7.27%	12,597	7.08%
Total	–	–	–	–	10,369	5.34%	10,197	7.27%	20,566	6.32%
Total securities	$ 55	8.22%	$ 360	5.42%	$10,570	5.40%	$10,552	7.31%	$21,536	6.36%

(1) Excludes Federal Reserve Stock of $352,250, Federal Home Loan Bank Stock of $1,550,000 and Community Bankers Bank Stock of $70,000.

Loans

Net loans consist of total loans minus undisbursed loan funds, deferred loan fees and the allowance for loan losses. Net loans were $177.6 million at December 31, 2001, an 11.9% decline from December 31, 2000. During 2001, the size of Guaranty's loan portfolio decreased as a result of higher credit standards in light of an uncertain economy and an effort to reduce its lending concentration in residential construction and land development loans and speculative residential construction loans. Net loans declined to $201.6 million at December 31, 2000, from $205.4 million at December 31, 1999, as Guaranty controlled its growth to increase its regulatory capital ratios. Net loans were $205.4 million at December 31, 1999, an increase of 26.4% over the balance at December 31, 1998.

The following table sets forth the composition of Guaranty's loan portfolio in dollars at the dates indicated.

Loan Portfolio

	December 31,				
	2001	2000	1999	1998	1997
(Dollars in thousands)					
Mortgage Loans:					
Residential	$ 39,864	$ 54,911	$ 62,796	$ 66,369	$ 66,035
Commercial	16,277	3,434	1,179	2,504	16,641
Construction and land loans	36,307	59,363	70,009	50,286	11,511
Total real estate	92,448	117,708	133,984	119,159	94,187
Commercial business loans	66,603	59,120	55,698	34,388	–
Consumer loans	20,973	27,190	16,960	9,630	6,705
Total loans receivable	180,024	204,018	206,642	163,177	100,892
Adjustments:					
Deferred fees (costs)	(67)	(27)	40	113	282
Allowance for losses	2,512	2,396	1,203	1,002	935
Total net items	2,445	2,369	1,243	1,115	1,217
Total loans receivable, net	$177,579	$201,649	$205,399	$162,062	$ 99,675

The changes in Guaranty's loan portfolio over the past five years represent the evolution from a savings association to a full service commercial bank. Commercial business lending began in 1998 and now comprises over 45% of total loans outstanding. During this same time period, residential mortgage loans outstanding have decreased from $66.0 million to $39.9 million. Presently, all residential mortgage loans originated in the mortgage banking business unit are sold on a servicing released basis. Construction and land development loans declined in 2001 as Guaranty reduced its loan concentration in speculative real estate lending in 2001 but continues to be active in real estate finance.

The following tables show the composition of Guaranty's loan portfolio by fixed and adjustable rate at the dates indicated.

Fixed Rate and Adjustable Rate Loans by Amount

	December 31,				
	2001	2000	1999	1998	1997
(Dollars in thousands)					
Fixed-Rate Loans:					
Real Estate					
Residential	$ 27,200	$ 20,403	$ 18,277	$ 20,206	$ 26,514
Commercial	–	–	1,179	2,504	–
Construction and land loans	–	–	–	–	37
Total real estate	27,200	20,403	19,456	22,710	26,551
Commercial business loans	15,427	12,891	13,678	7,098	–
Consumer Loans	3,429	3,832	2,825	242	3,099
Total fixed-rate loans	46,056	37,126	35,959	30,050	29,650
Adjustable-Rate Loans:					
Real Estate					
Residential	12,664	34,508	44,519	46,163	39,521
Commercial	16,277	3,434	11,140	12,853	16,641
Construction and land loans	36,307	59,363	70,009	50,286	11,474
Total real estate	65,248	97,305	125,668	109,302	67,636
Commercial business loans	51,176	46,229	30,880	14,437	–
Consumer loans	17,544	23,358	14,135	9,388	3,606
Total adjustable-rate loans	133,968	166,892	170,683	133,127	71,242
Total loans receivable	180,024	204,018	206,642	163,177	100,892
Less:					
Deferred fees (costs)	(67)	(27)	40	113	282
Allowances for losses	2,512	2,396	1,203	1,002	935
Total net items	2,445	2,369	1,243	1,115	1,217
Total loans receivable, net	$177,579	$201,649	$205,399	$162,062	$ 99,675

The following table presents the remaining maturities of selected categories of Guaranty's loan portfolio at December 31, 2001.

Remaining Maturities of Selected Loan Categories
December 31, 2001

	Commercial, Financial and Agricultural	Real Estate Construction
(Dollars in thousands)		
Within 1 year	$ 31,358	$ 21,968
Variable Rate:		
1 to 5 years	17,704	7,167
After 5 years	61,381	1,045
Total	79,085	8,212
Fixed Rate:		
1 to 5 years	13,022	–
After 5 years	26,379	–
Total	39,401	–
Total	$149,844	$30,180

Contractual principal repayments of loans do not necessarily reflect the actual term of Guaranty's loan portfolio. The average life of mortgage loans is substantially less than their contractual terms because of loan prepayments and enforcement of due-on-sale clauses, which gives Guaranty the right to declare a loan immediately due and payable in the event, among other things, the borrower sells the real property subject to the mortgage and the loan is not repaid. In addition, certain borrowers increase their equity in the security property by making payments in excess of those required under the terms of the mortgage.

General

Asset quality is an important factor in the successful operation of a financial institution. Banking regulations require insured institutions to classify their own assets and to establish prudent general allowances for losses for assets classified as "substandard" or "doubtful." For the portion of assets classified as "loss," an institution is required to either establish specific allowances of 100% of the amount classified or charge such amounts off its books.

Assets which do not currently expose Guaranty to sufficient risk to warrant classification in one of the aforementioned categories but possess potential weaknesses are required to be designated "special mention" by management. On the basis of management's review of its assets, at December 31, 2001, Guaranty had classified $6.6 million of its loans as substandard. No loans were classified as doubtful or loss at December 31, 2001. Most of Guaranty's assets that have been classified are not included in the table of non-performing assets set forth below because many loans are classified as substandard based on certain criteria or previous credit problems but are currently performing.

Unless well secured and in the process of collection, Guaranty places loans on a non-accrual status after being delinquent greater than 90 days, or earlier in situations in which the loans have developed inherent problems that indicate payment of principal and interest may not be made in full. Whenever the accrual of interest is stopped, previously accrued but uncollected interest income is reversed. Thereafter, interest is recognized only as cash is received. The loan is reinstated to an accrual basis after it has been brought current as to principal and interest under the contractual terms of the loan.

The following table reflects the composition of non-performing assets at the dates indicated.

	December 31,				
	2001	2000	1999	1998	1997
(Dollars in thousands)					
Non-accrual loans	$ 187	$ 238	$1,310	$1,686	$1,436
Restructured loans	–	–	–	–	–
Total non-performing loans	187	238	1,310	1,686	1,436
Foreclosed assets	764	1,301	843	488	65
Total non-performing assets	$ 951	$1,539	$2,153	$2,174	$1,501
Loans past due 90 or more days and accruing interest	$ 103	$1,587	$ 93	$ 106	$ 189
Non-performing loans to total loans, at period end	0.10%	0.12%	0.62%	0.97%	1.42%
Non-performing assets to period end total loans and foreclosed assets	0.53%	0.76%	1.02%	1.25%	1.49%

Delinquent and problem loans

When a borrower fails to make a required payment on a loan, Guaranty attempts to cure the delinquency by contacting the borrower. A notice is mailed to the borrower after a payment is 15 days past due and again when the loan is 30 days past due. For most loans, if the delinquency is not cured within 60 days, Guaranty issues a notice of intent to foreclose on the property and if the delinquency is not cured within 90 days, Guaranty may institute foreclosure action. In most cases, deficiencies are cured promptly.

Allowance for losses on loans

Guaranty provides valuation allowances for anticipated losses on loans when its management determines that full repayment by the borrower is unlikely and the value of the collateral is less than the amount of the unpaid principal of the related loan plus estimated costs of acquisition and sale. In addition, Guaranty also provides reserves based on the dollar amount, risk rating and type of loan. A loss experience percentage is established for each risk rating and loan type and is reviewed quarterly. Each quarter the loss percentage is applied to the portfolio, by risk rating and loan type, to determine the minimum amount of reserves required. Although management believes that it uses the best information available to make such determinations, future adjustments to reserves may be necessary, and net income could be significantly affected, if circumstances differ substantially from assumptions used in making the initial determinations.

An analysis of the allowance for loan losses, including charge-off activity, is presented below for the periods indicated.

	Year Ended December 31,				
	2001	2000	1999	1998	1997
(Dollars in thousands)					
Balance at beginning of period	$2,396	$1,203	$1,002	$ 935	$870
Provision charged to operations	333	1,505	486	184	122
Charge-offs:					
Real estate	66	229	122	120	57
Consumer	15	72	–	–	–
Commercial	145	34	165	–	–
Recoveries:					
Real estate	1	20	–	3	–
Consumer	–	2	2	–	–
Commercial	8	1	–	–	–
Net Charge-offs	217	312	285	117	57
Balance, end of period	$2,512	$2,396	$1,203	$1,002	$935
Allowance for loan losses to period end total loans	1.40%	1.17%	0.57%	0.58%	0.93%
Allowance for loan losses to nonaccrual loans	1,343.32%	1,006.72%	91.83%	59.43%	67.20%
Net charge-offs to average loans	0.12%	0.15%	0.15%	0.10%	0.06%

Provision for loan losses

For the years ended December 31, 2001, 2000 and 1999, the provision for loan losses was $333,000, $1.5 million and $486,000, respectively. The provision for loan losses decreased in the year ended December 31, 2001, as Guaranty's loan portfolio decreased and its allowance for possible losses increased as a percentage of loans outstanding. The provision for loan losses increased during the prior two years due to the growth of Guaranty's loan portfolio and diversification into commercial business, and construction and land development lending, which carries a higher risk of loss than residential mortgage lending.

Guaranty monitors its loan loss allowance quarterly and makes provisions as necessary. Management believes that the level of Guaranty's loan loss allowance is adequate for its loan portfolio size and mix.

A comparison of the allocation of the allowance for loan losses in dollars by loan category to the percentage of the loan portfolio represented by each category is provided in the following table. Because all of these factors are subject to change, the allocation is not necessarily predictive of future loan losses in the indicated categories.

	December 31, 2001		2000		1999	
	Allowance	Ratio of Loans to Total Gross Loans	Allowance	Ratio of Loans to Total Gross Loans	Allowance	Ratio of Loans to Total Gross Loans
(Dollars in thousands)						
Residential real estate	$ 50	22.1%	$ 109	26.9%	$ 78	29.8%
Construction and land	611	20.2	1,056	29.1	383	31.4
Commercial	1,165	46.0	861	30.7	575	30.7
Consumer and other loans	105	11.7	137	13.3	167	8.1
Unallocated	581	–	233	–	–	–
Total	$2,512	100.0%	$2,396	100.0%	$1,203	100.0%

	December 31, 1998		1997	
	Allowance	Ratio of Loans to Total Gross Loans	Allowance	Ratio of Loans to Total Gross Loans
(Dollars in thousands)				
Residential real estate	$ 101	38.4%	$477	61.4%
Construction and land	384	34.7	52	17.0
Commercial	402	21.4	212	15.4
Consumer and other loans	115	5.5	43	6.2
Unallocated	–	–	151	–
Total	$1,002	100.0%	$935	100.0%

Non-Interest Income

Guaranty's non-interest income consists primarily of mortgage banking income, loan fees and servicing income, gains and losses on sale of investment securities, fees and service charges on deposit accounts and investment sales commissions.

The following table presents information on the sources and amounts of non-interest income.

	Year Ended December 31,		
Non Interest Income	2001	2000	1999
(Dollars in thousands)			
Mortgage banking income	$1,094	$ 213	$ 628
Service charges on deposit accounts	785	718	578
Late charges and other consumer fees	310	238	105
Investment sales commissions	254	195	140
Mortgage servicing income (loss), net	(154)	59	3
Investment gains (losses)	3	(76)	(1,498)
Other	98	93	169
Total	$2,390	$1,440	$ 125

Non-interest income increased by $950,000 to $2.4 million for the year ended December 31, 2001. The increase in non-interest income for the current year was due primarily to an increase in income from Guaranty's mortgage banking unit resulting from an increase in sales of residential mortgage loans to $63.5 million from $39.8 million in the prior year. In mid-2001, Guaranty revised its mortgage banking business model and as a result sells all originated residential mortgage loans on a servicing released basis. In addition to sales to the Federal Home Loan Mortgage Corporation. Guaranty has entered into correspondent mortgage banking relationships with several regional banking companies. Residential mortgage loan originations for the year ended December 31, 2001, increased to $70.7 million from $40.1 million in the prior year. The increase was due to the employment of an additional mortgage loan originator in 2001 and the impact of declining interest rates. Service charges on deposit accounts increased by 9.3% to $785,000 for the most recent year due to increased volume of transaction accounts.

Non-interest income increased by $1.3 million to $1.4 million for the year ended December 31, 2000. The increase in non-interest income for this year was due to the elimination of the losses on securities sales. For the year ended December 31, 1999, non-interest income was $125,000 compared to $2.0 million for the year ended December 31, 1998. This decrease was a result of gains on sales of securities in 1998 of $1.4 million while a pretax loss of approximately $1.2 million occurred during 1999 due to the sale of approximately $13.0 million of available for sale securities. This loss was partially offset by a market value recovery recognized on the servicing asset of approximately $341,000 as well as increases in income from service charges on checking accounts and other related fees.

As part of its revised mortgage banking business model, Guaranty sold its residential mortgage loan servicing for others portfolio in 2001 for approximately $900,000. The transfer of the loan servicing, which was completed in October 2001, resulted in a gain of approximately $9,000. With the present practice of selling all residential mortgage loans on a servicing released basis, Guaranty will not accumulate mortgage loan servicing rights as a by-product of its mortgage lending business. Generally, the value of servicing rights moves inversely with the value of interest bearing securities as market interest rates change. Guaranty has found that the value of servicing rights is extremely sensitive to changes in market interest rates, but tends to fall faster as interest rates decline creating volatility in net earnings. Increases and decreases in the value of servicing rights are treated as income or expense. Because Guaranty cannot control or predict changes in the value of servicing rights or the rate of amortization as loans prepay, it decided to exit the mortgage loan servicing business.

Prior to 2000, Guaranty traded treasury securities in an effort to take advantage of short-term movements in market interest rates. Guaranty did not buy or sell any trading account securities in 2001 or 2000. Sales of trading account securities totaled $30.8 million during the year ended December 31, 1999. Guaranty experienced losses of $304,000 on such sales for the year ended December 31, 1999.

Non-Interest Expenses

Non-interest expenses increased by 4.1% to $9.2 million for the year ended December 31, 2001. The majority of the increase was related to severance and recruiting expenses resulting from management changes in 2001. For the first seven months of 2001, Guaranty operated nine retail banking branches due to the opening of the Forest Lakes branch in northern Albemarle County. The retail banking branch in suburban Richmond was sold in July 2001. Guaranty incurred approximately $152,000 in expenses, consisting primarily of personnel and occupancy expenses prior to its sale. Non-interest expenses increased by approximately $1.4 million to $8.8 million for the year ended December 31, 2000. The increase was in all categories and reflected the continued growth of Guaranty. For the year ended December 31, 1999, non-interest expenses were $7.4 million, compared to $5.8 million for the year ended December 31, 1998. The $1.6 million increase was due to an increase in personnel, occupancy costs, and data processing associated with the overall growth of the Bank including the opening of an eighth branch during that year.

The following table summarizes the main components of non-interest expense.

	Year Ended December 31,		
Non Interest Expense	2001	2000	1999
(Dollars in thousands)			
Personnel	$4,811	$4,227	$3,753
Occupancy	1,412	1,353	1,129
Data Processing	1,037	926	819
Marketing	211	317	286
Professional fees	385	423	185
Other	1,301	1,549	1,193
Total	$9,157	$8,795	$7,365

Income Taxes

Income tax expense for the years ended December 31, 2001, 2000 and 1999, was $267,000, $313,000 and $2,300, respectively. The decreases and increases are a direct result of earnings levels for the respective year-ends. The effective income tax rate was 34.0% for each year.

Sources of Funds

Deposits

Deposits have traditionally been the principal source of Guaranty's funds for use in lending and for other general business purposes. In addition to deposits, Guaranty derives funds from loan repayments, cash flows generated from operations, which includes interest credited to deposit accounts, repurchase agreements entered into with commercial banks and Federal Home Loan Bank ("FHLB") of Atlanta advances. Contractual loan payments are a relatively stable source of funds, while deposit inflows and outflows and related cost of such funds have varied widely. Borrowings may be used to compensate for reductions in deposits or deposit-inflows at less than projected levels and have been used on a longer-term basis to support expanded lending activities.

Guaranty attracts both short-term and long-term deposits from the general public by offering a wide assortment of accounts and rates. Guaranty offers statement savings accounts, various checking accounts, various money market accounts, fixed-rate certificates with varying maturities, individual retirement accounts and has expanded to provide products and services for small businesses and brokered deposits. Guaranty's principal use of deposits is to originate loans and fund purchases of investment securities.

At December 31, 2001, deposits were $200.6 million, a 7.6% decrease from $217.0 million at December 31, 2000. The decrease in deposits corresponds with the decrease in the loan portfolio in 2001. In order to reduce the overall cost of funds and reduce Guaranty's reliance on high cost time deposits and short term borrowings as a funding source, management continues to direct extensive efforts towards attracting lower cost transaction accounts. During 2001, Guaranty increased its non-interest bearing demand balances by 25.3% to $22.1 million and its interest bearing demand balances by 11.1% to $25.5 million. However, there is no assurance that these efforts will continue to be successful, or if successful, will reduce the Guaranty's reliance on time deposits and short term borrowings. The financial markets were affected by eleven short-term interest rate reductions totaling 475 basis points in 2001. Current rates offered by Guaranty on certificates of deposit are substantially below those offered a year ago. The majority of certificates of deposit are initially issued with a one year maturity. As these certificates of deposit continue to mature and reprice, Guaranty's interest expense will decrease and its net interest income will increase.

The following table sets forth the dollar amount of deposits in the various types of deposit programs offered by Guaranty at the dates indicated.

December 31,	2001	2000	1999
(Dollars in thousands)			
Statement savings account	$ 12,992	$ 10,319	$ 11,203
Demand deposit accounts	47,570	40,879	30,206
Money market accounts	22,394	18,893	27,878
30-to-180-day certificates	1,427	4,613	3,250
Seven to eleven month certificates	6,404	37,027	–
One-to-five year fixed-rate certificates	105,608	98,540	119,350
Eighteen-month prime rate certificates	4,237	6,773	7,708
Total	$200,632	$217,044	$199,595

The following table contains information pertaining to the average amount of and the average rate paid on each of the following deposit categories for the periods indicated.

Year Ended December 31,	2001		2000		1999	
	Average Balance	Average Rate Paid	Average Balance	Average Rate Paid	Average Balance	Average Rate Paid
Non-interest bearing demand deposits	$ 18,755	0.00%	$ 14,409	0.00%	$ 10,232	0.00%
Interest bearing demand deposits	44,514	2.06%	42,034	3.16%	44,906	3.50%
Savings deposits	11,643	1.67%	10,922	2.24%	10,968	2.31%
Time deposits	139,438	5.61%	149,787	5.97%	126,015	5.19%
Total deposits	$214,350	4.17%	$217,152	4.84%	$192,121	4.35%

The variety of deposit accounts offered by Guaranty has allowed it to be competitive in obtaining funds and has allowed it to respond with flexibility to, although not to eliminate, the threat of disintermediation (the flow of funds away from depository institutions such as banking institutions into direct investment vehicles such as government and corporate securities). The ability of Guaranty to attract and maintain deposits, has been, and will continue to be, significantly affected by market conditions.

The following table sets forth the deposit flows of Guaranty during the periods indicated.

Year Ended December 31,	2001	2000	1999
(Dollars in thousands)			
Opening balance	$217,044	$199,595	$172,805
Net deposits	(25,345)	6,927	18,425
Interest credited	8,933	10,522	8,365
Ending balance	$200,632	$217,044	$199,595
Net increase (decrease)	$ (16,412)	$ 17,449	$ 26,790
Percent increase (decrease)	(7.56%)	8.74%	15.50%

The following table indicates the amount of Guaranty's certificates of deposit by time remaining until maturity as of December 31, 2001.

	Maturity				
	3 Months or less	Over 3 to 6 months	Over 6 to 12 months	Over 12 months	Total
(Dollars in thousands)					
Certificates of deposit less than $100,000	$29,155	$18,321	$37,245	$12,366	$ 97,087
Certificates of deposit of $100,000 or more	8,221	4,356	6,062	1,950	20,589
Total of certificates of deposits	$37,376	$22,677	$43,307	$14,316	$117,676

Borrowings

As a member of the FHLB of Atlanta, Guaranty is required to own capital stock in the FHLB of Atlanta and is authorized to apply for advances from the FHLB of Atlanta. Each FHLB credit program has its own interest rate, which may be fixed or variable, and range of maturities. The FHLB of Atlanta may prescribe the acceptable uses to which these advances may be put, as well as the size of the advances and repayment provisions. The advances are collateralized by Guaranty's investment in FHLB stock and certain mortgage loans. See the Notes to Consolidated Financial Statements for information regarding the maturities and rate structure of Guaranty's FHLB advances. At December 31, 2001, Guaranty had $1.0 million outstanding to the FHLB compared to $14.0 million and $20.0 million outstanding at the end of the prior two years, respectively.

Guaranty's borrowings also include securities sold under agreements to repurchase, with mortgage-backed securities or other securities pledged as collateral. The proceeds are used by Guaranty for general corporate purposes. At December 31, 2001 and 2000, Guaranty did not have any amount outstanding in securities sold under agreement to repurchase, as compared to $16.6 million at December 31, 1999.

Guaranty uses borrowings to supplement deposits when they are available at a lower overall cost to Guaranty or they can be invested at a positive rate of return.

The following table sets forth the maximum month-end balances, average balances and weighted average rates of FHLB advances and securities sold under agreements to repurchase for the periods indicated.

Year Ended December 31,	2001	2000	1999
(Dollars in thousands)			
Maximum Balance:			
FHLB advances	$18,000	$31,000	$30,000
Securities sold under agreements to repurchase	–	16,684	16,650

	2001 Average Balance	2001 Weighted Average Rate	2000 Average Balance	2000 Weighted Average Rate	1999 Average Balance	1999 Weighted Average Rate
FHLB advances	$4,608	5.14%	$18,147	6.68%	$26,226	4.88%
Securities sold under agreements to repurchase	–	–	4,265	6.39%	9,387	5.10%

The following table sets forth the balances of Guaranty's short-term borrowings at the dates indicated.

Year Ended December 31,	2001	2000	1999
(Dollars in thousands)			
FHLB advances	$1,000	$14,000	$20,000
Securities sold under agreements to repurchase	–	–	16,650
Total short-term borrowings	$1,000	$14,000	$36,650
Weighted average interest rate of short-term FHLB advances	2.13%	6.35%	5.57%
Weighted average interest rate of securities sold under agreements to repurchase	–	–	6.14%

Liquidity and Capital Resources

Liquidity is the ability to meet present and future financial obligations either through the sale of existing assets or the acquisition of additional funds through asset and liability management. Cash flow projections are regularly reviewed and updated to assure that adequate liquidity is provided. As a result of Guaranty's management of liquid assets and the ability to generate liquidity through increasing deposits, management believes that Guaranty maintains overall liquidity that is sufficient to satisfy its depositors' requirements and meet its customers' credit needs.

Guaranty's primary sources of funds are deposits, borrowings, loan sales and prepayments and maturities of outstanding loans and investments. While scheduled payments from the amortization of loans and securities are relatively predictable sources of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions and competition. Excess funds are invested in overnight deposits to fund cash requirements experienced in the normal course of business. Guaranty has been able to generate sufficient cash through its deposits as well as borrowings.

Cash and cash equivalents were approximately $12.4 million at December 31, 2001. Financing activities reduced cash and cash equivalents by approximately $22.3 million in 2001 due to decreases in deposits and repayment of advances from the FHLB. Approximately $5.8 million was absorbed by operating activities, which was primarily a result of the origination of $70.7 million in residential mortgage loans held for sale that were offset by proceeds from the sale of residential mortgage loans totaling $63.5 million. In addition, investing activities provided approximately $24.9 million that was primarily a result of a net decrease in loans of $27.7 million that was slightly offset by the net purchase of $2.3 million in investments available for sale.

At December 31, 2000, cash and cash equivalents were approximately $15.6 million. Financing activities reduced cash and cash equivalents by approximately $6.1 million during 2000. This amount represents the combination of the net decrease in advances from the FHLB of $6.0 million, a decrease of $16.7 million in securities sold under agreements to repurchase and the growth in deposits of $17.1 million. Approximately $353,000 in dividends to common shareholders were paid during 2000. Daily operating activities provided $3.4 million in cash and cash equivalents. Investing activities provided an additional $5.6 millio9n in cash and cash equivalents which consisted mainly of the sale of $4.8 million in securities and a net decrease in the loan portfolio of $2.6 million. This additional cash flow was used to invest in office properties and equipment (primarily for the new Forest Lakes branch) of $1.3 million, and $453,000 in originated mortgage servicing rights.

Guaranty uses its sources of funds primarily to meet operating needs, to pay deposit withdrawals and fund loan commitments. At December 31, 2001, total approved loan commitments were $7.3 million. In addition, at December 31, 2001, commitments under unused lines of credit were $38.4 million. Certificates of deposit scheduled to mature in one year or less at December 31, 2001 totaled $101.9 million. Based on prior results, management believes that a significant portion of maturing deposits will remain with Guaranty.

Management intends to fund anticipated loan closings and operating needs during 2002 through cash on hand, proceeds from the sale of loans and securities, cash generated from operations and anticipated increases in deposits. Current and anticipated marketing programs will be primarily targeted at the attraction of lower cost transaction accounts. Concurrent with the strategies employed to attract these accounts, management plans to gradually reduce the rate paid on time deposits in comparison to the competition. However, the pricing of time deposits will be balanced against upcoming maturities to ensure that liquidity is not adversely impacted by a large run-off of time deposits.

Capital represents funds, earned or obtained, over which financial institutions can exercise greater control in comparison with deposits and borrowed funds. The adequacy of Guaranty's capital is reviewed by management on an ongoing basis with reference to size, composition and quality of Guaranty's resources and consistent with regulatory requirements and industry standards. Management seeks to maintain a capital structure that will support anticipated asset growth and absorb any potential losses. In an effort to increase the capital base during 1999, Guaranty completed a secondary offering of common stock. The proceeds of $3.7 million, less issuance costs of approximately $447,000 were added to the Bank's additional paid in capital.

Guaranty and the Bank are subject to regulatory capital requirements of the Federal Reserve. At December 31, 2001, Guaranty and the Bank exceeded all such regulatory capital requirements as shown in the following table.

	December 31, 2001	
	Guaranty Financial Corporation	Guaranty Bank
(Dollars in thousands)		
Tier 1 Capital:		
Common stock	$ 2,452	$ 2,000
Capital surplus	8,953	9,742
Cumulative preferred securities (2)	5,592	–
Retained earnings	5,369	10,800
Total Tier 1 Capital	22,366	22,542
Tier 2 Capital:		
Allowance for loan losses (1)	2,276	2,276
Cumulative preferred securities	420	–
Total Tier 2 Capital	2,696	2,276
Total Risk Based Capital	$ 25,062	$ 24,818
Risk Weighted Assets	$182,004	$181,950
Capital Ratios:		
Tier 1 Risk-based	12.29%	12.39%
Total Risk-based	13.77%	13.64%
Tier 1 Capital to average adjusted total assets	9.69%	9.77%

(1) Limited to 1.25% of risk weighted assets.
(2) Limited to 1/3 of core capital.

Impact of Inflation, Changing Prices and Seasonality

The financial statements in this document have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars, without considering changes in the relative purchasing power of money over time due to inflation.

Unlike industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates have a more significant impact on a financial institution's performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the price of goods and services, since such prices are affected by inflation.

Recent Accounting Pronouncements

In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities ("SFAS 133"). SFAS 133, as amended by SFAS 137 and 138, is effective for all fiscal quarters of fiscal years beginning after June 15, 2000. SFAS 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. SFAS 133 requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. If certain requirements are met, a derivative may be specifically designated as a hedge and an entity that elects to apply hedge accounting is required to establish at the inception of the hedge the method it will use for assessing the effectiveness of the hedging derivative and the measurement approach for determining the ineffective aspect of the hedge. Those methods must be consistent with the entity's approach to managing risk. The adoption of SFAS 133 did not have an effect on Guaranty's financial statements.

In July 2001, the FASB issued Statement of Financial Accounting Standards No. 141 ("SFAS 141"), "Business Combinations", which was effective July 1, 2001. SFAS 141 requires the purchase method of accounting for business combinations initiated after June 30, 2001 and eliminates the pooling-of-interests methods. Guaranty believes the adoption of SFAS 141 will not have an effect on Guaranty's financial statements.

In July 2001, the FASB issued Statement of Financial Accounting Standards No. 142 ("SFAS 142"), "Goodwill and Other Intangible Assets", which is effective January 1, 2002. SFAS 142 requires, among other things, the discontinuance of goodwill amortization. In addition, the standard includes provisions for the reclassification of certain existing recognized intangibles as goodwill, reassessment of the useful lives of existing recognized intangibles, reclassification of certain intangibles out of previously reported goodwill and the identification of reporting units for purposes of assessing potential future impairments of goodwill. SFAS 142 also requires a transitional goodwill impairment test six months from the date of adoption and further requires an evaluation of the carrying value of goodwill for impairment annually thereafter. Guaranty believes the adoption of SFAS 142 will not have an effect on Guaranty's financial statements.

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". This statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This statement supersedes FASB Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations and Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions". This statement also amends ARB No. 51, "Consolidated Financial Statements", to eliminate the exception to consolidation for a subsidiary for which control is likely to be temporary. This statement requires that one accounting model be used for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired. This statement also broadens the presentation of discontinued operations to include more disposal transactions. SFAS 144 is effective for fiscal years beginning after December 15, 2001 and interim periods within those fiscal years. Guaranty believes the adoption of SFAS 144 will not have a material effect on Guaranty's financial statements.

On July 6, 2001, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 102 ("SAB 102"), "Selected Loan Loss Allowance Methodology and Documentation Issues". The bulletin expresses the SEC's views on the development, documentation and application of a systematic methodology for determining allowances for loan and lease losses in accordance with generally accepted accounting principles. This includes for each period reported the "books and records of the registrants engaged in lending activities include documentation of: (a) systematic methodology to be employed each period in determining the amount of loan losses to be reported, and (b) rationale supporting each period's determination that the amounts reported were adequate." Management believes that its documentation and methodologies are compliant with SAB 102.

Subsidiary Activities

Guaranty has two subsidiaries, the Bank and Guaranty Capital Trust I (the "Trust"). The Trust was formed on April 29, 1998 and is the holder of the trust preferred securities, which were sold for $6,900,000. See Notes to the Consolidated Financial Statements for information regarding the terms of the securities. The Bank has two wholly owned subsidiaries, GMSC, Inc. ("GMSC") and Guaranty Investments Corporation ("GICO"). GMSC is a financing subsidiary through which Guaranty formed a Real Estate Mortgage Investment Conduit ("REMIC"). Guaranty sells non-deposit investment products through GICO. GICO had a net income of $53,000, $42,000 and $2,400 for the years ended December 31, 2001, 2000 and 1999, respectively.

In 1987, Guaranty formed GMSC and entered into a REMIC in order to create liquidity. Guaranty utilized the REMIC to pool $19.9 million of fixed rate mortgages into mortgage backed securities, which were used as collateral for bonds sold to private investors. The bonds bore a coupon of 8% and were sold at a discount and costs of issuance of approximately $3.3 million. The bonds' discount and issuance costs are amortized against income as mortgages underlying the bonds repay. For the years ended December 31, 2001, 2000 and 1999, amortization expense was $36,000, $21,000 and $156,000, respectively. The amortization of the REMIC expenses is treated as interest expense.

Forward Looking Statements

The Company cautions readers that certain statements in this annual report with respect to Guaranty's future operations and business prospects are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are generally identified by phrases such as "Guaranty expects," "Guaranty believes" or words of similar import. Such forward-looking statements involve known and unknown risks including, but not limited to, changes in general economic and business conditions, interest rate fluctuations, competition within and from outside the banking industry, new products and services in the banking industry, risks inherent in making loans such as repayment risks and fluctuating collateral values, changing trends in customer profiles and changes in laws and regulations applicable to Guaranty. Although Guaranty believes that its expectations with respect to the forward-looking statements are based upon reliable assumptions within the bounds of its knowledge of its business and operations, there can be no assurance that actual results, performance or achievements of Guaranty will not differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.

BDO

BDO Seidman, LLP
Accountants and Consultants

300 Arboretum Place, Suite 520
Richmond, Virginia 23236
Telephone: (804) 330-3092
Fax: (804) 330-7753

Independent Auditors' Report

To the Board of Directors and Stockholders
Guaranty Financial Corporation
Charlottesville, Virginia

We have audited the consolidated balance sheets of Guaranty Financial Corporation and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations, stockholders' equity, comprehensive income (loss), and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Guaranty Financial Corporation and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

BDO Seidman, LLP

BDO Seidman, LLP

Richmond, Virginia
January 18, 2002

CONSOLIDATED BALANCE SHEETS

December 31,	2001	2000
ASSETS		
Cash and cash equivalents (including interest bearing deposits of approximately $2,465,000 and $5,158,000)	**$12,437,293**	$ 15,550,212
Investment securities (Note 1)		
Held-to-maturity	**969,989**	1,199,609
Available for sale	**20,988,725**	17,930,719
Investment in Federal Home Loan Bank stock, at cost	**1,550,000**	1,550,000
Loans receivable, net (Notes 2 and 10)	**177,578,914**	201,648,862
Accrued interest receivable	**1,245,266**	2,078,691
Real estate owned	**763,873**	1,301,277
Office properties and equipment, net (Note 3)	**8,109,789**	9,706,786
Mortgage servicing rights (Note 2)	–	1,020,982
Other assets (Note 9)	**1,522,512**	2,067,367
	$225,166,361	$254,054,505
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Deposits (Note 4)	**$200,631,703**	$217,043,695
Advances from Federal Home Loan Bank (Note 8)	**1,000,000**	14,000,000
Bonds payable (Notes 1 and 6)	**595,374**	792,153
Accrued interest payable	**137,491**	393,787
Prepayments by borrowers for taxes and insurance	**164,662**	263,973
Other liabilities	**545,113**	510,227
Total liabilities	**203,074,343**	233,003,835
Commitments and Contingencies (Notes 11, 12, 14 and 16)		
Convertible preferred securities (Notes 12 and 13)	**6,012,500**	6,012,500
Stockholders' Equity (Notes 13 and 14)		
Preferred stock, par value $1 per share, 500,000 shares authorized, none issued	–	–
Common stock, par value $1.25 per share, 4,000,000 shares authorized, 1,961,727 shares issued and outstanding	**2,452,159**	2,452,159
Additional paid-in capital	**8,953,230**	8,953,230
Accumulated other comprehensive loss	**(695,336)**	(1,218,309)
Retained earnings – substantially restricted	**5,369,465**	4,851,090
Total stockholders' equity	**16,079,518**	15,038,170
	$225,166,361	$254,054,505

See accompanying summary of accounting policies and notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

Year Ended December 31,	**2001**	2000	1999
Interest income			
Loans	**$15,451,066**	$20,102,511	$15,764,851
Investment securities	**2,190,541**	2,254,749	2,607,285
Total interest income	**17,641,607**	22,357,260	18,372,136
Interest expense			
Deposits	**8,932,880**	10,522,255	8,365,324
Borrowings	**822,993**	2,054,883	2,273,678
Total interest expense	**9,755,873**	12,577,138	10,639,002
Net interest income	**7,885,734**	9,780,122	7,733,134
Provision for loan losses (Note 2)	**333,467**	1,505,000	486,000
Net interest income after provision for loan losses	**7,552,267**	8,275,122	7,247,134
Other income			
Loan and deposit fees and servicing income	**830,704**	938,500	660,662
Net gain (loss) on sale of securities	**3,046**	(76,206)	(1,498,469)
Mortgage banking income	**1,093,393**	212,910	628,093
Gain on sale of branch	**79,289**	–	–
Other	**383,882**	364,776	334,717
Total other income	**2,390,314**	1,439,980	125,003
Other expenses			
Personnel	**4,810,577**	4,226,707	3,752,505
Occupancy (Note 11)	**1,411,567**	1,352,567	1,128,766
Data processing (Note 11)	**1,037,245**	925,751	818,525
Other	**1,897,717**	2,289,858	1,665,608
Total other expenses	**9,157,106**	8,794,883	7,365,404
Income before income taxes	**785,475**	920,219	6,733
Provision for income taxes (Note 9)	**267,100**	313,103	2,300
Net income	**$ 518,375**	$ 607,116	$ 4,433
Basic and Diluted Earnings Per Share	**$ .26**	$ .31	$ –

See accompanying summary of accounting policies and notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

Year Ended December 31,	**2001**	2000	1999
Net income	**$518,375**	$607,116	$ 4,433
Other comprehensive income (loss)			
Unrealized gains on securities			
Unrealized holding gains (losses) arising during period	**506,458**	514,370	(2,385,032)
Less: reclassification adjustment for gains (losses) included in net income	**(285,925)**	(76,206)	187,262
Other comprehensive income (loss), before tax	**792,383**	590,576	(2,572,294)
Income tax (expense) benefit related to items of other comprehensive income (loss)	**(269,410)**	(200,796)	874,580
Other comprehensive income (loss), net of tax	**522,973**	389,780	(1,697,714)
Comprehensive income (loss)	**$1,041,348**	$996,896	$(1,693,281)

See accompanying summary of accounting policies and notes to consolidated financial statements.

	Common Stock	Additional Paid-in Capital	Accumulated Other Comprehensive Income (loss)	Retained Earnings	Total Stockholders' Equity
Balance, December 31, 1998	$1,877,159	$5,724,524	$ 89,625	$4,862,963	$12,554,271
Cash dividend	–	–	–	(388,014)	(388,014)
Other comprehensive loss	–	–	(1,697,714)	–	(1,697,714)
Repurchase of trust preferred securities (Note 12)	–	101,027	–	–	101,027
Issuance of common stock (Note 13)	575,000	3,117,568	–	–	3,692,568
Net income	–	–	–	4,433	4,433
Balance, December 31, 1999	2,452,159	8,943,119	(1,608,089)	4,479,382	14,266,571
Cash dividend	–	–	–	(235,408)	(235,408)
Other comprehensive income	–	–	389,780	–	389,780
Repurchase of trust preferred securities (Note 12)	–	10,111	–	–	10,111
Net income	–	–	–	607,116	607,116
Balance, December 31, 2000	$2,452,159	8,953,230	(1,218,309)	4,851,090	15,038,170
Other comprehensive income	–	–	522,973	–	522,973
Net income	–	–	–	518,375	518,375
Balance, December 31, 2001	**$2,452,159**	**$8,953,230**	**$ (695,336)**	**$5,369,465**	**$16,079,518**

See accompanying summary of accounting policies and notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Year Ended December 31,	2001	2000	1999
Operating activities			
Net income	**$ 518,375**	$ 607,116	$ 4,433
Adjustments to reconcile net income to net cash provided (absorbed) by operating activities			
Provision for loan losses	**333,467**	1,505,000	486,000
Depreciation and amortization	**1,122,468**	721,954	632,665
Deferred loan fees	**(72,009)**	(63,298)	(43,797)
Net amortization of premiums and accretion of discounts		(92,757)	111,133
Gain on sale of loans	**160,696**	(338,318)	(319,689)
Originations of loans held for sale	**(1,249,393)**	(40,142,264)	(79,669,584)
Proceeds from sale of loans	**(70,683,960)**	39,803,946	79,989,273
Loss (gain) on sale of held to maturity and securities available for sale	**63,478,428**	76,206	1,212,750
Loss (gain) on disposal of office properties and equipment	**(3,046)**	27,554	5,657
Gain on sale of branch	**(3,036)**	–	–
Loss on sale of trading account securities	**(79,289)**	–	303,968
Purchases of trading account securities	–	–	(30,061,752)
Sale of trading account securities	–	–	30,757,784
Changes in			
Accrued interest receivable	**833,425**	(335,755)	(92,060)
Other assets	**87,544**	1,865,189	(66,672)
Accrued interest payable	**(256,296)**	135,908	133,053
Income taxes	**156,510**	36,108	(242,649)
Prepayments by borrowers for taxes and insurance	**(99,311)**	(229,752)	365,592
Other liabilities	**(212)**	(186,381)	628,542
Net cash provided (absorbed) by operating activities	**(5,755,639)**	3,390,456	4,134,647
Investing activities			
Net decrease (increase) in loans	**27,695,518**	2,559,072	(43,826,795)
Repayments on held to maturity securities	**229,620**	383,340	1,049,891
Purchase of held to maturity securities	**(250,000)**	(250,000)	–
Proceeds from retirement of held to maturity securities	**250,000**	–	–
Purchase of securities available for sale	**(26,000,000)**	–	(53,120,948)
Proceeds from sales of securities available for sale	**23,683,500**	4,798,122	54,923,087
Sale of FHLB stock	–	500,000	1,100,000
Purchase of FHLB stock	–	(550,000)	(1,300,000)
Purchase of other stock	–	(102,500)	–
Proceeds from sales of real estate owned	**830,293**	–	–
Net decrease in cash from sale of branch:			
Proceeds from sale of loans	**4,358,781**	–	–
Sale of deposits	**(7,143,692)**	–	–
Proceeds from sale of office properties, equipment and land	**1,057,608**	–	–
Origination of mortgage servicing rights	**(331,307)**	(453,285)	(806,650)
Proceeds from sales of mortgage servicing rights, net	**825,938**	–	–
Purchase of office properties and equipment	**(374,986)**	(1,295,199)	(2,919,824)
Proceeds from sales of office properties and equipment	**109,883**	–	–
Net cash provided (absorbed) by investing activities	**24,941,156**	5,589,550	(44,901,239)
Financing activities			
Net increase (decrease) in deposits	**(9,101,991)**	17,132,526	26,789,387
Repayment of Federal Home Loan Bank advances	**(62,000,000)**	(62,000,000)	(30,000,000)
Proceeds from Federal Home Loan Bank advances	**49,000,000**	56,000,000	29,000,000
Payments on bonds payable, including unapplied payments	**(196,445)**	(130,977)	(1,036,063)
Increase (decrease) in securities sold under agreements to repurchase	–	(16,650,250)	15,641,500
Repurchase of convertible preferred securities	–	(62,500)	(825,000)
Proceeds from issuance of common stock, net		–	3,692,568
Dividends paid	–	(353,111)	(388,014)
Net cash provided (absorbed) by financing activities	**(22,298,436)**	(6,064,312)	42,874,378
Increase (decrease) in cash and cash equivalents	**(3,112,919)**	2,915,694	2,107,786
Cash and cash equivalents, beginning of year	**15,550,212**	12,634,518	10,526,732
Cash and cash equivalents, end of year	**$12,437,293**	$ 15,550,212	$12,634,518

See accompanying summary of accounting policies and notes to consolidated financial statements.

SUMMARY OF ACCOUNTING POLICIES

Nature of Business and Regulatory Environment

Guaranty Financial Corporation ("Guaranty") is a bank holding corporation whose principal assets are its wholly-owned subsidiaries, Guaranty Bank ("the Bank") and Guaranty Capital Trust I. Bank provides a full range of banking services to individual and corporate customers.

The Federal Deposit Insurance Corporation ("FDIC") is the federal deposit insurance administrator for both banks and savings associations. The FDIC has specific authority to prescribe and enforce such regulations and issue such orders as it deems necessary to prevent actions or practices by financial institutions that pose a serious threat to the Bank Insurance Fund.

Principles of Consolidation

The consolidated financial statements include the accounts of Guaranty, its wholly-owned subsidiaries, Guaranty Capital Trust I and the Bank, and the Bank's wholly-owned subsidiaries, GMSC, Inc. and Guaranty Investment Corp. All material intercompany accounts and transactions have been eliminated in the consolidation.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications

Certain reclassifications have been made in the prior year consolidated financial statements and notes to conform to the December 31, 2001 presentation.

Investment Securities

Investments in securities are classified as either held-to-maturity, available for sale, or trading, according to management's intent and ability.

Investments in debt securities classified as held-to-maturity are stated at cost, adjusted for amortization of premiums and accretion of discounts using the level yield method. Management has a positive intent and ability to hold these securities to maturity and, accordingly, adjustments are not made for temporary declines in their market value below amortized cost. Investment in Federal Home Loan Bank stock is stated at cost.

Investments in debt and equity securities classified as available-for-sale are stated at market value with unrealized holding gains and losses excluded from earnings and reported as a separate component of stockholders' equity, net of tax effect, until realized.

Investments in debt and equity securities classified as trading are stated at market value. Unrealized holding gains and losses for trading securities are included in the statement of operations.

Gains and losses on the sale of securities are determined using the specific identification method.

Loans Held for Sale

Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated market value in the aggregate. Net unrealized losses are recognized through a valuation allowance by charges to income.

Guaranty had approximately $14,279,350, $2,193,000 and $630,000 of loans held for sale at December 31, 2001, 2000 and 1999, respectively. The estimated market value of these loans exceeded their carrying cost.

Loans Receivable

Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are reported at their outstanding principal adjusted for any charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans and unamortized premiums or discounts on purchased loans

Loans receivable consists primarily of long-term real estate loans secured by first deeds of trust on single family residences, other residential property, commercial property, construction and land located primarily in the state of Virginia. Interest income on mortgage loans is recorded when earned and is recognized based on the level yield method. Guaranty provides an allowance for accrued interest deemed to be uncollectible, which is netted against accrued interest receivable in the consolidated balance sheets.

Guaranty defers loan origination and commitment fees, net of certain direct loan origination costs, and the net deferred fees are amortized into interest income over the lives of the related loans as yield adjustments. Any unamortized net fees on loans fully repaid or sold are recognized as income in the year of repayment or sale.

Sale of Loans and Participation in Loans

Guaranty is able to generate funds by selling loans to the Federal Home Loan Mortgage Corporation and other investors. In mid-2001, Guaranty changed its mortgage banking business model to sell all residential mortgage loans originated on a servicing released basis. As part of this revised business model, Guaranty sold its residential mortgage loan servicing for others portfolio for $918,000 in 2001. Under prior servicing agreements, Guaranty continued to service the loans and the participant is paid its share of principal and interest collections.

Historically, Guaranty allocated the cost of acquiring or originating mortgage loans between the mortgage servicing rights and the loans, based on their relative fair values, if the bank sold or securitized the loans and retained the mortgage servicing rights. Guaranty assessed its capitalized mortgage servicing rights for impairment based on the fair value of those rights.

The cost of mortgage servicing rights was amortized in proportion to, and over the period of, estimated net servicing revenues. Impairment of mortgage servicing rights was assessed based on the fair value of those rights. Fair values were estimated using discounted cash flows based on a current market interest rate. For purposes of measuring impairment, the rights were stratified based on the predominant risk characteristics of the underlying loans. The amount of impairment recognized is the amount by which the capitalized mortgage servicing rights for a stratum exceed their fair value. At December 31, 2000 an impairment of approximately $55,000 was recognized on those rights.

Allowance for Possible Loan Losses

The allowance for loan losses is maintained at a level considered by management to be adequate to absorb future loan losses currently inherent in the loan portfolio. Management's assessment of the adequacy of the allowance is based upon type and volume of the loan portfolio, past loan loss experience, existing and anticipated economic conditions, and other factors which deserve current recognition in estimating future loan losses. Additions to the allowance are charged to operations. Loans are charged-off partially or wholly at the time management determines collectibility is not probable. Management's assessment of the adequacy of the allowance is subject to evaluation and adjustment by Guaranty's regulators.

Loans are generally placed on nonaccrual status when the collection of principal or interest is 90 days or more past due, or earlier if collection is uncertain based upon an evaluation of the value of the underlying collateral and the financial strength of the borrower. Loans may be reinstated to accrual status when all payments are brought current and, in the opinion of management, collection of the remaining balance can be reasonably expected. Loans greater than 90 days past due may remain on accrual status if management determines it has adequate collateral to cover the principal and interest.

A loan is considered to be impaired when it is probable that Guaranty will be unable to collect all principal and interest amounts according to the contractual terms of the loan agreement. A performing loan may be considered impaired. The allowance for loan losses related to loans identified as impaired is primarily based on the excess of the loan's current outstanding principal balance over the estimated fair market value of the related collateral. For a loan that is not collateral-dependent, the allowance is recorded at the amount by which the outstanding principal balance exceeds the current best estimate of the future cash flows on the loan discounted at the loan's original effective interest rate.

For impaired loans that are on nonaccrual status, cash payments received are generally applied to reduce the outstanding principal balance. However, all or a portion of a cash payment received on a nonaccrual loan may be recognized as interest income to the extent allowed by the loan contract, assuming management expects to fully collect the remaining principal balance on the loan.

At December 31, 2001 and 2000 Guaranty had no loans that were considered impaired.

Real Estate Owned

Real estate acquired through foreclosure is initially recorded at the lower of fair value, less selling costs, or the balance of the loan on the property at date of foreclosure. Costs relating to the development and improvement of property are capitalized, whereas those relating to holding the property are charged to expense.

Valuations are periodically performed by management, and an allowance for losses is established by a charge to operations if the carrying value of a property exceeds its estimated fair value, less selling costs.

Securities Sold Under Agreements to Repurchase

Guaranty enters into sales of securities under agreements to repurchase (reverse repurchase agreements). Fixed-coupon reverse repurchase agreements are treated as financings, and the obligations to repurchase securities sold are reflected as a liability in the consolidated balance sheets. The dollar amount of securities underlying the agreements remain in the asset accounts.

Office Properties and Equipment

Office properties and equipment are stated at cost less accumulated depreciation and amortization. Provisions for depreciation and amortization are computed using the straight-line method over the estimated useful lives of the individual assets or the terms of the related leases, if shorter, for leasehold improvements. Expenditures for betterments and major renewals are capitalized and ordinary maintenance and repairs are charged to expense as incurred.

Income Taxes

Deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities.

For tax years beginning prior to January 1, 1996, savings banks that met certain definitional tests and other conditions prescribed by the Internal Revenue Code were allowed, within limitations, to deduct from taxable income an allowance for bad debts using the "percentage of taxable income" method. The cumulative bad debt reserve, upon which no taxes have been paid, was approximately $236,000 at December 31, 1998.

Section 1616 of the Small Business Job Protection Act of 1996 repealed the percentage of taxable income method of computing bad debt reserve, and requires the recapture into taxable income of "excess reserves", on a ratable basis over the next six years. Excess reserves are defined, in general, as the excess of the balance of the tax bad debt reserve (using the percentage of taxable income method) as of the close of the last tax year beginning before January 1, 1996 over the balance of the reserve as of the close of the last tax year beginning before January 1, 1988. The recapture of the reserves is deferred if Guaranty meets the "residential loan requirement" exception, during either or both of the first two years beginning after December 31, 1995. The residential loan requirement is met, in general, if the principal amount of residential loans made by Guaranty during the year is not less than Guaranty's "base amount". The base amount is defined as the average of the principal amounts of residential loans made during the six most recent tax years beginning before January 1, 1996.

As a result of the Act, Guaranty must recapture into taxable income approximately $354,000 ratably over six years, which began December 31, 1998, since Guaranty met the residential loan requirement exemption for the period ended December 31, 1997.

Basic and Diluted Earnings Per Share

Basic earnings per share includes no dilution and is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution of securities that could share in the earnings of an entity. The basic and diluted weighted average number of shares of common stock outstanding were 1,961,727, 1,961,727 and 1,558,439 for the years ended December 31, 2001, 2000 and 1999, respectively.

Statements of Cash Flows

Cash and cash equivalents include Federal funds sold with original maturities of three months or less. Interest paid was approximately $10,012,169, $12,713,000 and $10,772,000 for the years ended December 31, 2001, 2000 and 1999, respectively. Cash paid for income taxes was approximately $380,000, $697,000 and $360,000 for the years ended December 31, 2001, 2000 and 1999, respectively. Real estate acquired in the settlement of loans was approximately $305,000, $941,000 and $1,141,000 for the years ended December 31, 2001, 2000 and 1999, respectively.

Accounting Pronouncements

In June 1998, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities ("SFAS 133"). SFAS 133 as amended by SFAS 137 and 138, is effective for all fiscal quarters of fiscal years beginning after June 15, 2000. SFAS 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. SFAS 133 requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. If certain requirements are met, a derivative may be specifically designated as a hedge and an entity that elects to apply hedge accounting is required to establish at the inception of the hedge the method it will use for assessing the effectiveness of the hedging derivative and the measurement approach for determining the ineffective aspect of the hedge. Those methods must be consistent with the entity's approach to managing risk. The adoption of SFAS 133 did not have an effect on Guaranty's financial statements.

In March 2000, the FASB issued interpretation No. 44 ("FIN 44"), Accounting for Certain Transactions Involving Stock Compensation, an Interpretation of APB Opinion No. 25. FIN 44 clarifies the application of APB No. 25 for (a) the definition of employee for purposes of applying APB 25, (b) the criteria for determining whether a plan qualifies as a noncompensatory plan, (c) the accounting consequences of various modifications to the previously fixed stock option or award, and (d) the accounting for an exchange of stock compensation awards in a business combination. FIN 44 is effective July 2, 2000 but certain conclusions cover specific events that occur after either December 15, 1998 or January 12, 2000. Guaranty believes that adoption of FIN 44 did not have a material effect on Guaranty's financial statements but may impact the accounting for grants or awards in future periods.

In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 141 ("SFAS 141"), "Business Combinations", which is effective July 1, 2001. SFAS 141 requires the purchase method of accounting for business combinations initiated after June 30, 2001 and eliminates the pooling-of-interests methods. Guaranty believes the adoption of SFAS 141 will not have an effect on Guaranty's financial statements.

Accounting Pronouncements (continued)

In July 2001, the FASB issued Statement of Financial Accounting Standards No. 142 ("SFAS 142"), "Goodwill and Other Intangible Assets", which is effective January 1, 2002. SFAS 142 requires, among other things, the discontinuance of goodwill amortization. In addition, the standard includes provisions for the reclassification of certain existing recognized intangibles as goodwill, reassessment of the useful lives of existing recognized intangibles, reclassification of certain intangibles out of previously reported goodwill and the identification of reporting units for purposes of assessing potential future impairments of goodwill. SFAS 142 also requires a transitional goodwill impairment test six months from the date of adoption and further requires an evaluation of the carrying value of goodwill for impairment annually thereafter. Guaranty believes the adoption of SFAS 142 will not have an effect on Guaranty's financial statements.

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". This statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This statement supersedes FASB Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions". This statement also amends ARB No. 51, "Consolidated Financial Statements", to eliminate the exception to consolidation for a subsidiary for which control is likely to be temporary. This statement requires that one accounting model be used for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired. This statement also broadens the presentation of discontinued operations to include more disposal transactions. SFAS 144 is effective for fiscal years beginning after December 15, 2001 and interim periods within those fiscal years. Guaranty believes the adoption of SFAS 144 will not have a material effect on Guaranty's financial statements.

On July 6, 2001, the SEC issued Staff Accounting Bulletin No. 102 ("SAB 102"), "Selected Loan Loss Allowance Methodology and Documentation Issues". The bulletin expresses the SEC's views on the development, documentation and application of a systematic methodology for determining allowances for loan and lease losses in accordance with generally accepted accounting principles. This includes for each period reported the "books and records of the registrants engaged in lending activities include documentation of: (a) systematic methodology to be employed each period in determining the amount of loan losses to be reported, and (b) rationale supporting each period's determination that the amounts reported were adequate." Management believes that its documentation and methodologies are compliant with SAB 102.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. Investment Securities.

A summary of the carrying value and estimated market value of investment securities is as follows:

December 31, 2001

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
Held to Maturity				
Mortgage-backed securities	$ 719,989	$48,288	$ –	$ 768,277
U.S. Treasury Bonds	250,000	–	–	250,000
Total Held to Maturity	969,989	48,288	–	1,018,277
Available for Sale				
U.S. Government Agency Bonds	8,000,000	–	(30,125)	7,969,875
Corporate bonds	13,620,016	–	(1,023,416)	12,596,600
Other	422,250	–	–	422,250
Total Available for Sale	22,042,266	–	(1,053,541)	20,988,725
Total Investment Securities	$23,012,255	$48,288	$(1,053,541)	$22,007,002
December 31, 2000				
Held to Maturity				
Mortgage-backed securities	$ 949,609	$20,335	$ –	$ 969,944
U.S. Treasury Bonds	250,000	–	–	250,000
Total Held to Maturity	1,199,609	20,335	–	1,219,944
Available for Sale				
Corporate bonds	19,354,392	–	(1,845,923)	17,508,469
Other	422,250	–	–	422,250
Total Available for Sale	19,776,642	–	(1,845,923)	17,930,719
Total Investment Securities	$20,976,251	$20,335	$(1,845,923)	$19,150,663

The amortized cost and estimated market value of available for sale and held to maturity securities at December 31, 2001 by maturity is as follows:

	Amortized Cost	Estimated Market Value
Held to Maturity		
Mortgage-backed securities	$ 719,989	$ 768,277
U.S. Treasury Bonds	250,000	250,000
Total Held to Maturity	969,989	1,018,277
Available for Sale		
Corporate bonds and other due after five years	13,620,016	12,596,600
Other	422,250	422,250
U.S. Government Agency Bonds	8,000,000	7,969,875
Total Available for Sale	22,042,266	20,988,725
Total Investment Securities	$23,012,255	$22,007,002

1. Investment Securities (continued)

Gross gains and losses from the sale of securities during the years ended December 31, 2001, 2000 and 1999 were as follows:

	2001		2000		1999	
	Gains	**Losses**	Gains	Losses	Gains	Losses
Held to Maturity	$ –	$ –	$ –	$ –	$ –	$ –
Available for Sale	**3,046**	–	–	76,206	111,244	1,387,569
Trading	–	–	–	–	238,544	460,688
Totals	**$3,046**	$ –	$ –	$76,206	$349,788	$1,848,257

Mortgage backed securities of approximately $720,000 and $950,000 at December 31, 2001 and 2000, respectively, were pledged for bonds payable (Note 6).

2. Loans Receivable.

Loans receivable are summarized as follows:

December 31,	2001	2000
Mortgage loans		
Residential	**$ 39,854,284**	$ 54,910,973
Commercial	**16,276,612**	3,434,287
Construction and land loans	**36,307,260**	59,363,432
Total real estate	**92,438,156**	117,708,692
Commercial business loans	**66,603,247**	59,119,906
Consumer loans	**20,982,986**	27,189,655
Total loans receivable	**180,024,389**	204,018,253
Less		
Deferred loan fees (costs), net	**(66,525)**	(27,121)
Allowance for loan losses	**2,512,000**	2,396,512
	2,445,475	2,369,391
	$177,578,914	$201,648,862

The allowance for loan losses is summarized as follows:	Amount
Balance at December 31, 1998	$ 1,002,314
Provision charged to expense	486,000
Net charge-offs	(285,076)
Balance at December 31, 1999	1,203,238
Provision charge to expense	1,505,000
Net charge-offs	(311,726)
Balance at December 31, 2000	2,396,512
Provision charged to expense	333,467
Net charge-offs	(217,979)
Balance at December 31, 2001	**$2,512,000**

2. Loans Receivable (continued)

Guaranty serviced loans for others aggregating approximately $13,192,000 and $91,963,000 at December 31, 2001 and 2000, respectively. The servicing rights to approximately $189,000,000 in loans were sold and transferred during 2001. Mortgage servicing rights, net of valuation reserve, were approximately $0 and $1,021,000 at December 31, 2001 and 2000, respectively. Mortgage servicing rights of approximately $331,307 and $599,000 were capitalized during the years ended December 31, 2001 and 2000, respectively.

Gross gains and gross losses on the sale of loans and servicing totaling approximately $1,249,000 and $0, $643,000 and $305,000, $911,000 and $592,000 were realized during the years ended December 31, 2001, 2000 and 1999, respectively.

3. Office Properties and Equipment.

Office properties and equipment are summarized as follows:

December 31,	2001	2000
Land	$3,123,848	$ 3,494,851
Building and leasehold improvements	4,419,899	4,459,307
Furniture and fixtures	1,293,824	1,253,539
Equipment	2,309,371	2,858,790
Automobiles	32,949	163,165
	11,179,891	12,229,652
Less accumulated depreciation and amortization	3,070,102	2,522,866
Net office properties and equipment	$8,109,789	$ 9,706,786

4. Deposits.

Deposits are summarized as follows:

December 31,	2001	2000
Statement savings accounts	$ 12,991,825	$ 10,319,368
Demand deposit accounts	47,569,392	40,879,316
Money market accounts	22,394,469	18,893,556
	82,955,686	70,092,240
Time deposits	117,676,017	146,951,455
	$200,631,703	$217,043,695

The aggregate amount of certificates of deposit with a minimum denomination of $100,000 was approximately $20,589,000 and $26,746,000 at December 31, 2001 and 2000, respectively.

At December 31, 2000, scheduled maturities of certificates are as follows:

Year Ending December 31,	
2002	$103,360,000
2003	10,161,000
2004	1,791,000
2005	1,398,000
2006 and thereafter	966,000
	$117,676,000

5. Fair Value of Financial Instruments

The estimated fair values of Guaranty's financial instruments are as follows:

December 31,	2001		2000	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets				
Cash and short-term investments	$ 12,437,293	$ 12,437,000	$ 15,550,212	$ 15,550,000
Securities	21,958,714	22,008,000	19,130,328	19,151,000
Loans, net of allowance for loan losses	177,578,914	174,715,000	201,648,862	203,822,000
Financial liabilities				
Deposits	200,631,703	201,277,000	217,043,695	216,733,000
Advances from Federal Home Loan Bank	1,000,000	1,000,000	14,000,000	14,000,000
Bonds payable	595,374	N/A	792,153	N/A
	Notional Amount	Fair Value	Notional Amount	Fair Value
Unrecognized financial instruments				
Commitments to extend credit	$52,009,000	$52,009,000	$ 49,674,000	$ 49,674,000

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value.

Cash and short-term investments

For those short-term investments, the carrying amount is a reasonable estimate of fair value.

Securities

Fair values are based on quoted market prices or dealer quotes. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

Loan receivables

The fair value of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar remaining maturities. This calculation ignores loan fees and certain factors affecting the interest rates charged on various loans such as the borrower's creditworthiness and compensating balances and dissimilar types of real estate held as collateral.

Deposit liabilities

The fair value of demand deposits, savings accounts, and certain money market deposits is the amount payable on demand at the balance sheet date. The fair value of fixed-maturity certificates of deposit is estimated using the rates currently offered for deposits of similar remaining maturities.

Advances from Federal Home Loan Bank

For advances that mature within one year of the balance sheet date, carrying value is considered a reasonable estimate of fair value.

The fair values of all other advances are estimated using discounted cash flow analysis based on Guaranty's current incremental borrowing rate for similar types of advances.

Securities sold under agreement to repurchase

Fixed-coupon reverse repurchase agreements are treated as short-term financings. The carrying value is considered a reasonable estimate of fair value.

5. Fair Value of Financial Instruments (continued)

Bonds payable

Due to the nature and terms (Note 6) of the bonds payable held by GMSC, Inc. at December 31, 2001 and 2000, it was not deemed practicable to estimate the fair value.

Commitments to extend credit

The fair value of commitments is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the borrowers. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. Because of the competitive nature of the marketplace loan fees vary greatly with no fees charged in many cases.

Forward Commitments to purchase mortgage-backed securities

Fair values are based on quoted market prices or dealer quotes.

6. Bonds Payable

In October 1987, GMSC, Inc. issued serial bonds (the “Bonds”) collateralized by mortgage-backed securities which are treated as a real estate mortgage investment conduit (“REMIC”) under the Internal Revenue Code of 1986 for federal tax purposes. The Bonds are secured by an indenture between GMSC, Inc. and the Bank of New York, acting as trustee for the bondholders. The Bonds are summarized as follows:

December 31,	2001	2000
Serial Bonds		
Class A-3, maturing January 20, 2019, at 8.0%	$739,648	$971,042
Unapplied payments	(35,098)	(34,949)
	704,550	936,093
Less unamortized discount	(109,176)	(143,940)
	$595,374	$792,153

The Bonds are repaid in conjunction with the net cash flow from the mortgage-backed securities together with the reinvestment income thereon. As a result, the actual life of the Bonds is less than their stated maturities. Interest is paid as incurred on the Class A-3 Bonds. The indenture also provides for the establishment of two trust accounts to insure the timely payment of interest, debt maturities, trustee and accounting fees and other expenses. The account established for payment of trustee and accounting fees is included in cash on the balance sheet. The account established for payment of interest and debt maturities is netted with cash and bonds payable on the balance sheet.

7. Securities Sold Under Agreements to Repurchase

The following is a summary of certain information regarding Guaranty's repurchase agreements:

Year Ended December 31,	**2001**	2000
Maximum amount outstanding at any month end during the year	$ –	$16,684,364
Average amount outstanding during the year	$ –	$4,265,035
Weighted average interest rate during the year	–	6.39%

8. Advances From Federal Home Loan Bank

Information related to borrowing activity from the Federal Home Loan Bank is as follows:

Year Ended December 31,	**2001**	2000
Maximum amount outstanding during the year	**$18,000,000**	$31,000,000
Average amount outstanding during the year	**$ 4,608,219**	$18,147,059
Average interest rate during the year	**5.14%**	6.68%

9. Income Taxes

The provision for income taxes as presented in the consolidated statements of operations are as follows:

Year Ended December 31,	**2001**	2000	1999
Current income tax	**$285,743**	$744,103	$2,300
Deferred income tax expense (benefit)	**(18,643)**	(431,000)	–
	$267,100	$313,103	$2,300

Reconciliations of the provision for income taxes computed at the federal statutory income tax rate to the effective rate follows:

Year Ended December 31,	**2001**	2000	1999
Tax expense at statutory rate	**$267,062**	$312,874	$2,300
Adjustments			
Other	**38**	229	–
	$267,100	$313,103	$2,300

9. Income taxes (continued)

The components of the net deferred income taxes, which is included in other assets in the balance sheet, are as follows:

December 31,	2001	2000
Deferred tax asset		
Bad debt reserves	$ 814,000	$ 755,000
REO reserves	68,000	117,000
Deferred loan fees	8,000	14,000
Servicing rights	–	19,000
Available for sale securities	358,000	628,000
Other	–	37,000
Total deferred tax asset	1,248,000	1,570,000
Deferred tax liability		
GMSC REMIC	81,000	91,000
Fixed assets	305,000	309,000
Other	118,000	–
Total deferred tax liability	504,000	400,000
Net deferred tax asset	$ 744,000	$1,170,000

10. Related Party Transactions

In the normal course of business, Guaranty makes loans to directors, officers and other related parties. These loans are made on substantially the same terms as those prevailing at the time for comparable transactions with the other borrowers.

The following is a summary of loan transactions with directors, officers and other related parties:

December 31,	2001	2000
Balance at the beginning of year	$1,165,000	$1,469,000
Additional loans	1,978,000	598,000
Loan reductions	(1,099,000)	(902,000)
Balance at end of year	$2,044,000	$1,165,000

11. Commitments and Contingencies

Guaranty leases office space under operating leases expiring at various dates through 2005 and has a contract for data processing services whose initial term expires in February 2004 and requires minimum payments of $25,800 per month. Future minimum rental and data processing payments required that have initial or remaining noncancelable terms in excess of one year as of December 31, 2001, are as follows:

	Amount	
Year Ending December 31,	Leases	Data Processing
2002	$ 88,400	$309,600
2003	69,600	309,600
2004	43,000	51,600
2005	5,000	–
	$206,000	$670,800

Total rental expense amounted to approximately $179,000, $108,000 and $91,600 for the years ended December 31, 2001, 2000 and 1999, respectively. Total data processing expense amounted to approximately $1,037,000, $926,000 and $762,000 for the years ended December 31, 2001, 2000 and 1999, respectively.

Guaranty is defendant in various lawsuits incidental to its business. Management is of the opinion that its financial position will not be materially affected by the ultimate resolution of any pending or threatened litigation.

12. Convertible Preferred Stock

On April 29, 1998, Guaranty formed Guaranty Capital Trust I (the "Trust"), a wholly owned subsidiary. The Trust issued 276,000 shares of 7.0% cumulative preferred securities maturing May 5, 2028 with an option to call on or after April 29, 2003 (call price of $18.50 per share) for $6,900,000. Conversion of the preferred securities into Guaranty's stock may occur at any time prior to maturity. The Trust also issued 8,537 shares of convertible common stock for $213,425. Guaranty purchased all shares of the common stock. The proceeds from the sale of the preferred securities were utilized to purchase from Guaranty junior subordinated debt securities (guaranteed by the Bank), of $7,113,425 bearing interest at 7.0% and maturing May 5, 2028. All intercompany interest and equity was eliminated in consolidation.

In December 1999 Guaranty repurchased 33,000 shares of the cumulative preferred securities at an average price of $17.97 per share which resulted in a net gain, recognized in the statement of stockholders' equity, on the repurchase of $101,000.

In January 2000, Guaranty repurchased 2,500 shares of the cumulative preferred securities at a price of $17.50 per share which resulted in a net gain, recognized in the statement of stockholders' equity, on the repurchase of $10,111.

13. Stockholders' Equity

On November 4, 1999, Guaranty completed a secondary offering of its common stock through the sale of 460,000 shares at a price of $9.00 per share. Proceeds to Guaranty from the offering (net of offering expenses of approximately $447,000) were approximately $3,693,000.

The following table represents the Bank's regulatory capital levels.

December 31, 2001	Amount Required	Percent Required	Actual Amount	Actual Percent	Excess Amount
Tier 1 risk based	**$ 7,279,000**	**4.00%**	**$22,542,000**	**12.39%**	**$15,263,000**
Total risk based capital	**14,560,000**	**8.00**	**24,818,000**	**13.64**	**10,258,000**

December 31, 2000	Amount Required	Percent Required	Actual Amount	Actual Percent	Excess Amount
Tier 1 risk based	$ 8,723,000	4.00%	$21,857,000	10.02%	$13,134,000
Total risk based capital	17,445,000	8.00	24,254,000	11.12	6,809,000

Guaranty may not declare or pay a cash dividend, or repurchase any of its capital stock if the effect thereof would cause the net worth of Guaranty to be reduced below the net worth requirement imposed by federal regulations.

Proceeds from the Trust Preferred Securities were contributed to capital of the Bank and are included, to the extent allowed, in the calculation of regulatory capital.

On October 26, 2000, Guaranty and the Bank entered into a written agreement with the Federal Reserve Bank of Richmond and the Bureau of Financial Institutions of the Commonwealth of Virginia with respect to various operating policies and procedures. Various bank operating policies including asset/liability management, liquidity, risk management, loan administration and capital adequacy have been revised and reviewed and approved by the bank regulators.

The agreement also restricts Guaranty from paying future dividends or incurring any debt at the holding company level without prior regulatory approval. In addition, the Bank, is also prohibited from paying intercompany dividends to Guaranty without prior regulatory approval. Except for the requirement of the preapproval of dividend payments by both Guaranty and the bank, Guaranty does not expect the agreement will restrict or change its operating plans.

14. Stock Option Plan

Guaranty has a non-compensatory stock option plan (the "Plan") designed to provide long-term incentives to key employees. All options are exercisable upon date of vesting.

The following table summarizes options outstanding:

	2001		2000		1999	
	Shares	Weighted - average exercise price	Shares	Weighted - average exercise price	Shares	Weighted - aveage exercise price
Options outstanding at beginning of period	**101,900**	**$14.16**	130,000	$13.69	88,000	$15.48
Granted	**16,512**	**8.74**	–	–	44,500	12.00
Forfeited	**(60,500)**	**12.10**	(28,100)	12.00	(2,500)	12.00
Exercised	–	–	–	–	–	–
Options outstanding at end of period	**57,912**	**12.07**	101,900	$14.16	130,000	$13.69
Options exercisable at end of period	**48,900**		73,200		49,700	

The weighted average fair value of options granted during the year ended December 31, 2001 and 1999 was $4.28 and $3.17, respectively.

Guaranty applies Accounting Principals Board Opinion No. 25 in accounting for stock options granted to employees. Had compensation expense been determined based upon the fair value of the awards at the grant date and consistent with the method under Statement of Financial Accounting Standards 123, Guaranty's net earnings and net earnings per share would have been decreased to the pro forma amounts indicated in the following table:

Year Ended December 31,	**2001**	2000	1999
Net income (loss)			
As reported	**$518,375**	$607,116	$ 4,433
Pro forma	**498,434**	607,116	(88,670)
Net income (loss) per share (basic and diluted)			
As reported	**$ 0.26**	$ 0.31	$ .00
Pro forma	**0.25**	0.31	(.06)

The fair value of each option granted is estimated on the date of grant using the Black-Sholes option pricing model with the following assumptions used for grants for the year ended December 31, 2001: a risk free interest rate of 4.71%, dividend yield of 0%, expected weighted average term of 9.5 years, and a volatility of 33.20%.

15. Employee Benefit Plans

Effective February 16, 1989, Guaranty adopted a 401(k) profit-sharing plan in which all employees are eligible to participate after one year of service and are at least twenty-one years of age. Participants may elect to contribute a percentage of their compensation to the plan. Guaranty may make contributions to the plan at its discretion. Guaranty's contributions are allocated to employee accounts using a systematic formula based on participant compensation. Guaranty contributed approximately $60,000, $65,000 and $56,000 for the years ended December 31, 2001, 2000 and 1999, respectively.

16. Financial Instruments With Off-Balance-Sheet Risk

Guaranty is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers and to reduce its own exposure to fluctuations in interest rates. These financial instruments include commitments to extend credit, options written and purchased, forward commitments to purchase mortgage-backed securities and standby letters of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheet. The contract or notional amounts of these instruments reflect the extent of involvement Guaranty has in particular classes of financial instruments.

Guaranty's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit written is represented by the contractual notional amount of those instruments. Guaranty uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments. For options purchased, the contract or notional amounts do not represent exposure to credit loss.

Unless noted otherwise, Guaranty does not require collateral or other security to support financial instruments with credit risk.

December 31,	**2001**	2000
Financial instruments whose contract amounts represent credit risk		
Commitments to extend credit	**$52,009,000**	$49,674,000
Standby letters of credit written	**3,282,000**	3,776,000

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being completely drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Guaranty evaluates each customer's creditworthiness on a case-by-case basis.

Standby letters of credit written are conditional commitments issued by Guaranty to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.

Substantially all of Guaranty's loan activity was with customers located in Charlottesville and Richmond, Virginia and surrounding counties.

17. Selected quarterly financial data (Unaudited)

Condensed quarterly financial data is shown as follows:

(Dollars in thousands except per share data)

Year Ended December 31, 2001

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Total interest income	$5,105	$4,569	$4,204	$3,763
Total interest expense	2,929	2,753	2,328	1,746
Net interest income	2,176	1,816	1,876	2,017
Provision for loan losses	150	75	75	33
Net interest income after provision for loan losses	2,026	1,741	1,801	1,984
Other income	538	560	583	709
Other expenses	2,310	2,290	2,325	2,231
Income before income tax expense	254	11	59	462
Income tax expense	86	4	20	157
Net income	$ 168	$ 7	$ 39	$ 305
Basic and diluted earnings per share	$ 0.08	$ 0.00	$ 0.02	$ 0.16

Year Ended December 31, 2000

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Total interest income	$5,327	$5,850	$5,702	$5,478
Total interest expense	3,019	3,317	3,164	3,077
Net interest income	2,308	2,533	2,538	2,401
Provision for loan losses	130	1,075	150	150
Net interest income after provision for loan losses	2,178	1,458	2,388	2,251
Other income	214	501	400	325
Other expenses	2,022	2,083	2,134	2,556
Income (loss) before income tax expense (benefit)	370	(124)	654	20
Income tax expense (benefit)	126	(42)	222	7
Net income (loss)	$ 244	$ (82)	$ 432	$ 13
Basic and diluted earnings (loss) per share	$ 0.12	$ (0.04)	$ 0.22	$ 0.01

18. Condensed Financial Information of the Parent Company Only

Condensed Statements of Financial Condition

December 31,	2001	2000
Assets		
Investment in subsidiaries, at equity	$22,552,191	$22,032,092
Cash	152	1,876
Prepaid expenses and other assets	448,437	463,967
	$23,000,780	$22,497,935
Liabilities and Stockholders' Equity		
Other liabilities	$ –	$ 15,531
Total liabilities	–	15,531
Subordinated debt	6,225,925	6,225,925
Stockholders' Equity		
Common stock	2,452,159	2,452,159
Additional paid-in capital	8,953,230	8,953,230
Retained earnings	5,369,466	4,851,090
Total stockholders' equity	16,774,855	16,256,479
	$23,000,780	$22,497,935

Condensed Statements of Operations

Year Ended December 31,	2001	2000
Income		
Dividends received from Bank	$420,875	$666,291
Total income	420,875	666,291
Interest expense	(420,875)	(420,875)
Noninterest expenses	(1,724)	(23,867)
Income before undistributed net income of the Bank	(1,724)	221,549
Undistributed net income	520,099	385,567
Net income	$518,375	$607,116

18. Condensed Financial Information of the Parent Company Only (continued)

Condensed Statements of Cash Flows

Year Ended December 31,	2001	2000
Operating activities		
Net income	$518,375	$ 607,116
Adjustments		
Undistributed earnings of the Bank	(520,099)	(385,567)
Gain on repurchase of subordinated debt	–	10,111
(Increase) decrease in prepaid and other assets	15,531	(8,304)
(Decrease) increase in other liabilities	(15,531)	15,531
Net cash provided (absorbed) by operating activities	(1,724)	238,887
Investing activities		
Dividends received from Bank	420,875	666,291
Investment in the Bank	(420,875)	(617,331)
Net cash provided (absorbed) by investing activities	–	48,960
Financing activities		
Cash dividends paid on common stock	–	(353,111)
Repurchase of subordinated debt	–	(62,500)
Net cash provided (absorbed) by financing activities	–	(415,611)
Increase (decrease) in cash	(1,724)	(127,764)
Cash, beginning of year	1,876	129,640
Cash, end of year	$ 152	$ 1,876

Shareholder Information

Corporate Headquarters
1658 State Farm Boulevard
Charlottesville, Virginia 22911

Common Stock
Guaranty's common stock is traded on the NASDAQ National Market under the symbol "GSLC".

Corporate Publications
The Annual Report on Form 10-KSB, is available on request by writing Lewis B. Johnson III at Corporate Headquarters.

Market Makers

Anderson & Strudwick, Inc.
Richmond, Virginia
Knight Securities, L.P.
Jersey City, New Jersey
McKinnon & Company, Inc.
Norfolk, Virginia
Scott & Stringfellow, Inc.
Richmond, Virginia
Spear Leeds & Kellogg Capital Markets
Jersey City, New Jersey
Tucker Anthony Incorporated
Boston, Massachusetts

Common Stock Prices and Dividends

The following table lists the high and low prices and dividends declared on Guaranty's common stock for the four quarters ended December 31, 2000 and 2001.

Fiscal Year Ended December 31, 2000

	High	*Low*	*Dividends Declared*
1st Quarter	$10.500	$7.813	$0.06
2nd Quarter	$8.500	$7.500	$0.06
3rd Quarter	$8.000	$6.875	$0.00
4th Quarter	$7.000	$4.750	$0.00

Fiscal Year Ended December 31, 2001

	High	*Low*	*Dividends Declared*
1st Quarter	$9.000	$5.000	$0.00
2nd Quarter	$8.250	$7.500	$0.00
3rd Quarter	$8.500	$7.270	$0.00
4th Quarter	$9.000	$7.500	$0.00

As of February 25, 2002 Guaranty had 1,250 stockholders of record.

Stock Transfer Agent
Registrar & Transfer Company
Cranford, New Jersey

Corporate Legal Counsel
Williams, Mullen, Clark & Dobbins
Richmond, Virginia

Independent Auditors
BDO Seidman, LLP
Richmond, Virginia

Cover: Statue of Thomas Jefferson in front of the Rotunda at the University of Virginia.
Cover photography: Tom Cogill; inside photography: Tom Cogill, Dave Sagarin.

Board of Directors



Board of Directors *(standing, left to right):* Oscar W. Smith, Jr., Harry N. Lewis, Henry J. Browne, Jason I. Eckford, Jr., John R. Metz, James R. Sipe; *(seated, left to right)*: William E. Doyle, Jr. and Douglas E. Caton

Douglas E. Caton, Chairman
Chief Executive Officer
Management Services Corporation

Harry N. Lewis, Vice Chairman
President
O'Neill Mortgage Corporation

Henry J. Browne
Architect

William E. Doyle, Jr.
President & Chief Executive Officer
Guaranty Financial Corporation
and Guaranty Bank

Jason I. Eckford, Jr.
President
Eckford Financial Services

John R. Metz
Pharmacist
Martha Jefferson Hospital

James R. Sipe, Jr.
Associate Broker
Prudential Funkhouser & Associates

Oscar W. Smith, Jr.
President
K-B Management Company

Management Team

William E. Doyle, Jr.
President
Chief Executive Officer

Thomas F. Crump
Senior Vice President
Chief Financial Officer

Richard L. Saunders
Senior Vice President
Chief Credit Officer

David R. Clelland
Vice President
Real Estate Finance

W. Rod Gentry
Vice President
Retail Banking

M. Sean McCusty
Vice President
Marketing Director

Susan L. Wood
Vice President
Mortgage Banking

John J. Young
Vice President
Commercial Banking

Officers

L. Ben Johnson, III
Vice President
Controller

James H. Knicely, Jr.
Vice President
Mortgage Loan Officer

Kimberly W. McClamroch
Vice President
Mortgage Banking Operations

John B. Miller
Vice President
Investment Services

Stephanie R. Parker
Vice President
Operations Manager

Thomas J. Wilson
Vice President
Real Estate Finance

Diana Allen
Assistant Vice President
Loan Servicing Manager

Karen Bobbitt
Assistant Vice President
Commercial Banking

Linda J. Dallanegra
Assistant Vice President
Commercial Banking

Kim K. Garrison
Assistant Vice President
Branch Manager

Lelia A. Gibson
Assistant Vice President
Operations

Dale L. Gorman
Assistant Vice President
Senior Credit Analyst

Tara Y. Harrison
Assistant Vice President
Director of Internal Audit

Judy D. Hoover
Assistant Vice President
Branch Trainer/Coordinator

Benjamin T. Horne, IV
Assistant Vice President
Commercial Banking

Charles S. Knight
Assistant Vice President
Consumer Loan Administrator

Esther S. Sheler
Assistant Vice President
Human Resources

Frank T. Vaughan, Jr.
Assistant Vice President
Branch Manager

Leonard F. Winslow, III
Assistant Vice President
Mortgage Loan Officer

G. Reid Young
Assistant Vice President
Commercial Banking

CHARLOTTESVILLE


Guaranty
BANK

PANTOPS
1658 State Farm Boulevard



DOWNTOWN MALL
520 East Main Street



LAKE MONTICELLO
Route 53 & Turkey Sag Road


Guaranty
BANK

BARRACKS ROAD
1924 Arlington Boulevard


Guaranty

WEST MAIN
1022 West Main Street



FOREST LAKES
3290 Worth Crossing


Guaranty
BANK

ROUTE 29 NORTH
Route 29 North & Rio Road

HARRISONBURG



NEFF & RESERVOIR
1925 Reservoir Street

